Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Fiscal Year No. 14, commenced January 1, 2012

Legal Domicile: Tte. Gral. Juan D. Perón No. 456 – 2nd floor Autonomous City of Buenos Aires - Argentina

Principal Line of Business: Financial and Investment Activities

Registration No. with the Corporation Control Authority (I.G.J.): 12,749

Sequential Number – Corporation Control Authority: 1,671,058

Date of Registration with the Corporation Control Authority (I.G.J.):

Of Bylaws: September 30, 1999

Date of Latest Amendment to Bylaws: July 16, 2010

Date of Expiration of the Company’s Bylaws: June 30, 2100

Information on the Controlling Company:

Company’s Name: EBA HOLDING S.A.

Principal Line of Business: Financial and Investment Activities

Interest Held by the Controlling Company in the Shareholders’ Equity as of 12.31.12: 22.65%

Interest held by the Controlling Company in the Votes as of 12.31.12: 59.42%

Capital Status as of 12.31.12 (Note 8 to the Financial Statements):

(Figures Stated in Thousands of Pesos for “Subscribed” and “Paid-in” Shares)

Shares
Amount	Type	Voting Rights per Share	Subscribed	Paid-in
281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222
960,185,367	Ordinary Class “B”, Face Value of 1	1	960,185	960,185

1,241,407,017	—	—	1,241,407	1,241,407

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos

	Notes	12.31.12	12.31.11
Assets
Cash and Due from Banks		8,345,015	6,418,891

Cash		2,560,967	2,310,470
Financial Institutions and Correspondents		5,784,048	4,108,421
Argentine Central Bank (B.C.R.A.)		5,613,604	3,979,121
Other Local Financial Institutions		26,271	8,810
Foreign		144,173	120,490

Government and Private Securities	3	3,627,144	5,230,863

Holdings Recorded at Fair Market Value		118,655	106,715
Holdings Recorded at their Acquisition Cost plus the I.R.R.		824,188	162,414
Government Securities from Repo Transactions with the Argentine Central Bank		—	40,600
Instruments Issued by the Argentine Central Bank		2,685,293	4,918,006
Investments in Listed Private Securities		188	3,128
Allowances		(1,180)	—

Loans	4 and 5	42,592,979	30,904,527

To the Non-financial Public Sector		25,657	24,606
To the Financial Sector		356,617	326,239
Interbank Loans (Call Money Loans Granted)		84,000	126,000
Other Loans to Local Financial Institutions		255,582	189,019
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		17,035	11,220
To the Non-financial Private Sector and Residents Abroad		43,942,659	31,837,635
Overdrafts		3,097,755	2,302,100
Promissory Notes		10,456,604	6,412,303
Mortgage Loans		1,158,832	959,546
Collateral Loans		310,668	202,336
Personal Loans		7,283,083	5,785,668
Credit Card Loans		19,279,002	13,392,249
Others		1,897,800	2,529,837
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		660,400	420,791
Unearned Discount		(200,705)	(165,626)
Unallocated Collections		(780)	(1,569)
Allowances	6	(1,731,954)	(1,283,953)

Other Receivables Resulting from Financial Brokerage		4,418,571	5,013,791

Argentine Central Bank		716,493	588,902
Amounts Receivable for Spot and Forward Sales to be Settled		122,473	1,517,409
Securities Receivable under Spot and Forward Purchases to be Settled		434,005	626,263
Premiums from Bought Options		3,059	221
Others Not Included in the Debtor Classification Regulations	7	1,918,127	1,593,798
Unlisted Notes	5	278,967	154,377
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	8	2,540	11,407
Others Included in the Debtor Classification Regulations	5	1,010,596	573,504
Accrued Interest Receivable Included in the Debtor Classification Regulations	5	1,169	3,285
Allowances		(68,858)	(55,375)

Receivables from Financial Leases		848,264	593,104

Receivables from Financial Leases	5	844,849	588,203
Accrued Interest and Adjustments Receivable	5	15,800	11,410
Allowances		(12,385)	(6,509)

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos

	Notes	12.31.12	12.31.11
Equity Investments	9	76,094	56,165

In Financial Institutions		2,438	2,133
Others		101,648	75,494
Allowances		(27,992)	(21,462)

Miscellaneous Receivables		935,457	951,393

Receivables for Assets Sold	5	10,641	34,435
Minimum Presumed Income Tax – Tax Credit	1.15	15,022	186,408
Others	10	1,040,142	781,474
Accrued Interest and Adjustments on Receivables for Assets Sold	5	—	541
Other Accrued Interest and Adjustments Receivable		6,179	2,991
Allowances		(136,527)	(54,456)

Bank Premises and Equipment	11	1,191,509	1,034,692

Miscellaneous Assets	12	184,740	163,106

Intangible Assets	13	1,085,017	722,771

Goodwill		8,888	10,827
Organization and Development Expenses		1,076,129	711,944

Unallocated Items		8,129	12,203

Other Assets	14	145,352	91,520

Total Assets		63,458,271	51,193,026

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos

	Notes	12.31.12	12.31.11
Liabilities
Deposits		39,945,180	30,135,137

Non-financial Public Sector		1,251,534	1,803,816
Financial Sector		35,798	29,667
Non-financial Private Sector and Residents Abroad		38,657,848	28,301,654
Checking Accounts		9,500,021	6,955,109
Savings Accounts		9,475,206	7,977,519
Time Deposits		18,838,179	12,675,489
Investment Accounts		170,443	209,346
Others		401,236	319,620
Accrued Interest, Adjustments and Exchange Rate Differences Payable		272,763	164,571

Other Liabilities Resulting from Financial Brokerage		14,281,657	13,927,139

Argentine Central Bank		3,637	3,050
Others		3,637	3,050
Banks and International Entities		540,287	1,425,822
Unsubordinated Notes	16	4,171,588	3,170,192
Amounts Payable for Spot and Forward Purchases to be Settled		434,784	564,045
Securities to be Delivered under Spot and Forward Sales to be Settled		122,424	1,705,070
Premiums from Options Written		963	137
Loans from Local Financial Institutions		1,105,434	815,251
Interbank Loans (Call Money Loans Received)		82,000	15,000
Other Loans from Local Financial Institutions		1,014,570	794,505
Accrued Interest Payable		8,864	5,746
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	8	2,345	8,073
Others	17	7,777,890	6,149,426
Accrued Interest, Adjustments and Exchange Rate Differences Payable	16	122,305	86,073

Miscellaneous Liabilities		1,773,553	1,316,297

Directors’ and Syndics’ Fees		16,258	13,403
Others	18	1,757,272	1,302,894
Adjustments and Accrued Interest Payable		23	—

Provisions	19	468,223	575,644

Subordinated Notes	16	1,188,015	984,364

Unallocated Items		8,414	4,792

Other Liabilities	20	221,231	168,724

Minority Interest in Controlled Companies		701,920	529,314

Total Liabilities		58,588,193	47,641,411

Shareholders’ Equity		4,870,078	3,551,615

Total Liabilities and Shareholders’ Equity		63,458,271	51,193,026

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos

Memorandum Accounts	Notes	12.31.12	12.31.11
Debit		61,826,973	51,082,058

Contingent		15,995,124	12,197,622

Loans Obtained (Unused Balances)		236,030	444,954
Guarantees Received		10,352,069	7,908,955
Others not Included in the Debtor Classification Regulations		28,866	18,394
Contingencies re. Contra Items		5,378,159	3,825,319

Control		34,258,769	25,560,351

Loans Classified as Irrecoverable		2,006,305	1,748,649
Others	21	31,089,864	23,151,700
Control re. Contra Items		1,162,600	660,002

Derivatives	8	6,380,823	10,058,405

“Notional” Value of Call Options Bought		81,560	9,028
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		3,853,469	6,715,436
Interest Rate Swaps		403,955	279,000
Derivatives re. Contra Items		2,041,839	3,054,941

Trust Accounts		5,192,257	3,265,680

Trust Funds	22	5,192,257	3,265,680

Credit		61,826,973	51,082,058

Contingent		15,995,124	12,197,622

Loans Granted (Unused Balances) Included in the Debtor Classification Regulations	5	3,732,287	2,552,994
Guarantees Granted to the Argentine Central Bank		33,091	33,181
Other Guarantees Granted Included in the Debtor Classification Regulations	5	345,574	333,976
Other Guarantees Granted not Included in the Debtor Classification Regulations		463,132	353,835
Others Included in the Debtor Classification Regulations	5	759,777	520,104
Others not Included in the Debtor Classification Regulations		44,298	31,229
Contingencies re. Contra Items		10,616,965	8,372,303

Control		34,258,769	25,560,351

Checks and Drafts to be Credited		1,154,848	659,759
Others		7,752	561,223
Control re. Contra Items		33,096,169	24,339,369

Derivatives	8	6,380,823	10,058,405

“Notional” Value of Call Options Written		89,768	9,470
“Notional” Value of Put Options Written		31,106	68,151
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		1,920,965	2,977,320
Derivatives re. Contra Items		4,338,984	7,003,464

Trust Accounts		5,192,257	3,265,680

Trust Liabilities re. Contra Items		5,192,257	3,265,680

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	12.31.12	12.31.11
Financial Income		9,129,038	6,017,744

Interest on Cash and Due from Banks		70	565
Interest on Loans to the Financial Sector		59,264	24,797
Interest on Overdrafts		698,656	398,533
Interest on Promissory Notes		1,393,332	797,101
Interest on Mortgage Loans		125,618	112,656
Interest on Collateral Loans		35,716	24,443
Interest on Credit Card Loans		2,932,812	1,744,162
Interest on Financial Leases		128,915	95,762
Interest on Other Loans		2,543,641	1,881,433
Net Income from Government and Private Securities		961,720	752,990
Net Income from Options		1,500	—
Interest on Other Receivables Resulting from Financial Brokerage		45,417	34,586
Net Income from Secured Loans—Decree No. 1387/01		3,963	4,431
C.E.R. Adjustment		872	2,020
Others		197,542	144,265

Financial Expenses		3,940,660	2,274,201

Interest on Savings Account Deposits		4,811	6,906
Interest on Time Deposits		2,185,392	1,272,897
Interest on Interbank Loans Received (Call Money Loans)		9,560	2,843
Interest on Other Loans from Financial Institutions		53,974	44,331
Interest on Other Liabilities Resulting From Financial Brokerage		607,528	350,410
Interest on Subordinated Notes		122,821	114,455
Other Interest		54,586	25,899
Net Income from Options		—	145
C.E.R. Adjustment		65	90
Contributions Made to Deposit Insurance Fund		57,316	44,874
Exchange Rate Differences on Gold and Foreign Currency		189,222	4,072
Others	24	655,385	407,279

Gross Financial Brokerage Margin		5,188,378	3,743,543

Provision for Loan Losses		1,347,302	843,370

Income from Services		4,653,908	3,520,269

Related to Lending Transactions		1,180,982	947,655
Related to Borrowing Transactions		761,703	645,437
Other Commissions		108,934	72,936
Others	24	2,602,289	1,854,241

Expenses For Services		1,453,898	1,068,566

Commissions		636,418	457,953
Others	24	817,480	610,613

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	12.31.12	12.31.11
Administrative Expenses		5,773,634	4,205,211

Personnel Expenses		3,210,519	2,333,867
Directors’ and Syndics’ Fees		49,930	38,176
Other Fees		245,347	188,205
Advertising and Publicity		359,251	280,486
Taxes		435,716	298,572
Depreciation of Bank Premises and Equipment	11	117,246	92,942
Amortization of Organization Expenses	13	198,747	104,597
Other Operating Expenses		714,182	526,296
Others		442,696	342,070

Net Income from Financial Brokerage		1,267,452	1,146,665

Income from Insurance Activities	25	651,871	457,447

Minority Interest Loss		(186,403)	(170,962)

Miscellaneous Income		639,050	583,530

Net Income from Equity Investments		117,420	132,696
Penalty Interest		146,703	87,106
Loans Recovered and Allowances Reversed		255,154	224,384
C.E.R. Adjustment		102	60
Others	24	119,671	139,284

Miscellaneous Losses		246,477	155,874

Penalty Interest and Charges in favor of the Argentine Central Bank		222	850
Provisions for Losses on Miscellaneous Receivables and Other Provisions		166,991	87,622
C.E.R. Adjustment		52	46
Amortization of Differences Arising from Court Resolutions		16,452	6,933
Depreciation and Losses from Miscellaneous Assets	12	1,085	1,756
Amortization of Goodwill	13	1,940	12,639
Others	24	59,735	46,028

Net Income before Income Tax		2,125,493	1,860,806

Income Tax	1.14	789,278	753,863

Income for the Fiscal Year	27	1,336,215	1,106,943

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	12.31.12	12.31.11
Changes in Cash and Cash Equivalents
Cash at Beginning of Fiscal Year	29	10,244,173	7,443,517
Cash at Fiscal Year-end	29	11,323,978	10,244,173

Increase in Cash, Net (in Constant Currency)		1,079,805	2,800,656

Causes for Changes in Cash (in Constant Currency)
Operating Activities
Net Collections/(Payments) for:
Government and Private Securities		1,219,664	(245,480)
Loans
To the Financial Sector		(13,260)	(127,462)
To the Non-financial Public Sector		940	2,129
To the Non-financial Private Sector and Residents Abroad		(4,471,840)	(4,887,003)
Other Receivables Resulting from Financial Brokerage		(274,119)	(187,508)
Receivables from Financial Leases		(129,326)	(67,605)
Deposits
From the Financial Sector		6,131	19,733
From the Non-financial Public Sector		(552,282)	929,615
From the Non-financial Private Sector and Residents Abroad		7,727,631	5,269,911
Other Liabilities Resulting from Financial Brokerage
Financing from the Financial Sector
Interbank Loans (Call Money Loans Received)		57,440	12,157
Others (Except from Liabilities Included in Financing Activities)		1,125,069	1,532,319
Collections related to Income from Services		5,638,872	4,156,730
Payments related to Expenses for Services		(1,311,746)	(952,571)
Administrative Expenses Paid		(5,860,888)	(4,245,068)
Payment of Organization and Development Expenses		(562,231)	(385,419)
Collection for Penalty Interest, Net		146,481	86,256
Differences Arising from Court Resolutions Paid		(16,452)	(6,933)
Collection of Dividends from Other Companies		34,687	26,167
Other Collections related to Miscellaneous Profits and Losses		123,339	191,321
Net Collections / (Payments) for Other Operating Activities
Other Receivables and Miscellaneous Liabilities		(491,151)	(453,249)
Other Operating Activities, Net		(228,098)	(25,058)
Income Tax and Minimum Presumed Income Tax Payment		(493,150)	(210,993)

Net Cash Flow Provided by Operating Activities		1,675,711	431,989

Investing Activities
Payments for Bank Premises and Equipment, Net		(241,678)	(165,148)
Payments for Miscellaneous Assets, Net		(49,129)	(93,169)
Payments for Equity Investments		(18,192)	(15,058)

Net Cash Flow Used in Investing Activities		(308,999)	(273,375)

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	12.31.12	12.31.11
Financing Activities
Net Collections/(Payments) for:
Unsubordinated Notes		51,388	1,984,971
Argentine Central Bank
Others		587	945
Banks and International Entities		(888,556)	757,834
Subordinated Notes		(66,410)	(463,493)
Loans from Local Financial Institutions		260,634	135,639
Distribution of Dividends		(33,922)	(45,139)
Other Collections from Financing Activities		2,886	—

Net Cash Flow (Used in) / Provided by Financing Activities		(673,393)	2,370,757

Financial Income and Holding Gain on Cash and Cash Equivalents (including Interest and Monetary Gain)		386,486	271,285

Increase in Cash, Net		1,079,805	2,800,656

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PRESENTATION OF THE FINANCIAL STATEMENTS AND ACCOUNTING PRINCIPLES APPLIED

Grupo Financiero Galicia S.A. (the “Company”) was constituted on September 14, 1999, as a financial services holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A. (the “Bank”). Banco de Galicia y Buenos Aires S.A. is a private-sector bank that offers a full spectrum of financial services both to individual and corporate customers.

PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS:

These consolidated financial statements, which stem from accounting records, have been stated in thousands of Argentine Pesos and are presented in line with the provisions of Argentine Central Bank’s (“B.C.R.A.”) Communiqué “A” 3147 and supplementary regulations regarding financial reporting requirements for the publication of annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission (“C.N.V.”). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S.A. and its subsidiaries located in Argentina and abroad.

The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of its controlled companies, either directly or indirectly, which are detailed in Note 2.

Due to the fact that Banco de Galicia y Buenos Aires S.A. is the Company’s main equity investment, a financial institution subject to the Argentine Central Bank regulations, and pursuant to General Resolution No. 595/11 issued by the C.N.V., the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A., which in some significant aspects differ from Argentine GAAP in force in the Autonomous City of Buenos Aires. (See Note 1.16).

Furthermore, the consolidated financial statements of Sudamericana Holding S.A. were prepared in accordance with the disclosure and valuation criteria approved by the Argentine Superintendence of Insurance; which in some aspects differ from Argentine GAAP in force in the Autonomous City of Buenos Aires, in particular as regards the valuation of investments in Secured Loans and certain Government Securities. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

These consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S.A. (in liquidation) and Galicia (Cayman) Limited. The conversion into Pesos of these subsidiaries’ accounting balances was made according to the following:

i.	Assets and liabilities were converted into Pesos according to item 1.2 of this Note.

ii.	Allotted capital has been computed for the actually disbursed restated amounts.

iii.	Retained earnings were determined as the difference between assets, liabilities and the allotted capital.

iv.	Net income for the fiscal year was determined by the difference between retained earnings at the beginning of the fiscal year and retained earnings at fiscal year-end. The balances of income statement accounts were converted into Pesos applying the monthly average exchange rates recorded in each month of this fiscal year.

v.	The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CONSIDERATION OF THE EFFECTS OF INFLATION:

These consolidated financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Pronouncement No. 6 of F.A.C.P.C.E. In line with Communiqué “A” 3921 of the Argentine Central Bank, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

This criterion is not in line with Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.), which established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the I.N.D.E.C.

COMPARATIVE INFORMATION:

Certain figures in the consolidated financial statements for the year ended December 31, 2011 have been reclassified for purposes of their presentation in comparative format with those for this fiscal year.

ACCOUNTING ESTIMATES:

The preparation of financial statements at a given date requires the Company to make estimates and assessments that affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities, as well as the income and expenses accrued for the fiscal year. In this regard, the Company makes estimates in order to calculate, at any given moment, the allowance for uncollectible receivables, the depreciation and amortization charges, the recoverable value of assets, the income tax charge and the provisions for contingencies, among others. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

MOST RELEVANT ACCOUNTING POLICIES:

1.1. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at year-end, are stated in year-end currency and therefore require no adjustment whatsoever.

1.2. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Foreign currency assets and liabilities have been stated at the U.S. Dollar exchange rate set by the Argentine Central Bank, in force at the close of operations on the last working day of each month.

As of December 31, 2012 and December 31, 2011, balances in U.S. Dollars were converted applying the reference exchange rate (figures stated in Pesos: $ 4.9173 and $ 4.3032, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. Dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

Interest receivable or payable has been accrued at fiscal year-end, where applicable.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE

FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.3. GOVERNMENT AND PRIVATE SECURITIES

Argentine Central Bank regulations set forth, according to the assets’ most probable use, two valuation criteria for holdings of non-financial public sector debt instruments:

a. Fair Market Value: These holdings are government securities and monetary regulation instruments included in the volatilities or present values lists issued by the Argentine Central Bank.

These are recorded at the closing price for each class of securities in the corresponding markets or at their present value, plus the value of amortization and/or interest coupons due and receivable, less estimated selling costs, when applicable.

b. Acquisition Cost plus the I.R.R.: These include government securities and monetary regulation instruments issued by the Argentine Central Bank that are not included in the preceding item.

These holdings are recorded at their acquisition cost increased on an exponential basis according to their I.R.R. The monthly accrual is charged to income or an asset offset account, depending on the securities involved:

b.1. Government debt instruments subscribed through swap, payment or exchange by any other government debt instruments. In the case the market value of each instrument is lower than its book value, 50% of the monthly accrual of the I.R.R. must be charged against an asset offset account. Said offset account shall be reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value.

b.2. Monetary regulation instruments issued by the Argentine Central Bank. The monthly accrual of the I.R.R. shall be charged to income.

b.3. Government securities that were not subscribed through swap with no volatility or present value informed by the Argentine Central Bank. These are recorded at the present value of cash flows discounted by the internal rate of return of instruments with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual shall be recorded to an asset offset account.

Furthermore, those instruments subject to be valued at the fair market value and then decided to be valued at their acquisition cost plus the I.R.R. may be recorded in this item, when the purpose thereof is to obtain contractual cash flows. In these cases, the maximum amount to be used shall not exceed net liquid assets of 40% of deposits.

As of December 31, 2012, and taking into account the above-mentioned valuation criteria, Grupo Financiero Galicia S.A. records its holdings according to the following:

1.3.1. Holdings Recorded at Fair Market Value

These holdings include trading securities that were valued according to what is stated in item a. above.

The same criterion was applied to holdings of such securities used in purchase and sale transactions pending settlement and repo transactions, when applicable.

1.3.2. Holdings Recorded at their Acquisition Cost plus the I.R.R.

In this account, the Company records Peso-denominated Bonds issued by the Argentine Nation at Badlar rate due 2015 (Bonar 2015).

The holding of such securities has been valued pursuant to the criterion stated in item b. above.

The same criterion was applied to the securities used in repo transactions, when appropriate.

1.3.3. Investments in Listed Private Securities

These securities are valued at the fiscal year-end closing price in the corresponding market, less estimated selling costs, when applicable.

1.3.4. Instruments Issued by the Argentine Central Bank

Holdings of instruments issued by the Argentine Central Bank which are included in the volatilities list have been valued at their closing price in the corresponding markets. The same criterion was applied to holdings of such securities used in loans, as guarantees, transactions to be settled and repo transactions, where appropriate.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Holdings of instruments issued by the Argentine Central Bank which are not included in the volatilities list have been valued at their acquisition cost increased on an exponential basis according to their I.R.R. The same criterion was applied to holdings of such securities used in loans, as guarantee and in repo transactions, when appropriate. The securities bought and sold pending settlement have been valued at the arrangement price for each transaction.

1.4. ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE INCOME

For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis.

For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the C.E.R. has been accrued.

For lending transactions, the Company does not recognize interest accrual when debtors are classified in a non-accrual status.

1.5. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE

1.5.1. Mutual Fund Units

The holdings of mutual fund units have been valued pursuant to the value published by the mutual fund manager at fiscal year-end, less estimated selling costs, when applicable.

1.5.2. Financial Trust Debt Securities—Unlisted

Debt securities added at par have been valued at their technical value; the remaining holdings were valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.5.3. Participation Certificates in Financial Trusts—Unlisted

Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities, which stem from the financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable.

Trusts — with government-sector assets as underlying assets — have been valued pursuant to the valuation criteria described in item 1.3.2 of this Note. In the particular case of the Participation Certificate in Galtrust I Financial Trust, it has been recorded according to what is stated in item 1.3.b.3 of this Note.

1.5.4. Unlisted Notes

These have been valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.6. RECEIVABLES FROM FINANCIAL LEASES

These receivables are recorded at the present value of the sum of periodic installments and residual values previously established and calculated pursuant to the terms and conditions agreed upon in the corresponding financial lease agreements by applying their I.R.R.

1.7. EQUITY INVESTMENTS

The Company’s equity investments in companies where it has a significant interest were valued pursuant to the equity method.

The remaining equity investments were valued at their acquisition cost plus, when applicable, uncollected cash dividends and stock dividends from capitalized profits. An allowance for impairment of value has been established on such equity investments where the book value exceeds the equity method value.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.8. BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

Bank Premises and Equipment and Miscellaneous Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Financial leases that mainly transfer risks and benefits inherent to the leased property are recognized at the beginning of the lease either by the cash value of the leased property or the present value of cash flows established in the financial lease, whichever is lower.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 600 months for real estate, up to 120 months for furniture and fixtures and no more than 60 months for the balance of the assets.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at fiscal year-end.

1.9. INTANGIBLE ASSETS

Intangible assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated amortization.

Amortization has been recognized on a straight-line basis over 120 months for “Goodwill” and over 60 months for “Organization and Development Expenses”.

Effective March 2003, the Argentine Central Bank established that the difference between the amount paid for compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary regulations, and the amount resulting from converting deposits at the $ 1.40 per U.S. Dollar exchange rate adjusted by the C.E.R. and interest accrued up to the payment date must also be recorded under this account. This entity also established the amortization thereof must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. As of December 31, 2012 and December 31, 2011, this item has been fully amortized; thus total accumulated amortization amounts to $ 883,022 and $ 866,570, respectively.

Banco de Galicia y Buenos Aires S.A. carried out the abovementioned amortization for the purposes of complying with the provisions set forth by the Argentine Central Bank only. However, the Bank has repeatedly reserved its right to make claims in view of the negative effect caused on its financial condition by the reimbursement of deposits originally in U.S. Dollars pursuant to court orders, which exceeded the amount established in the aforementioned regulation. On November 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested the National Executive Branch, with a copy to the Ministry of Economy (“MECON”) and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the “asymmetric pesification” and especially for the negative effect on its financial condition caused by court resolutions.

1.10. MISCELLANEOUS LIABILITIES

1.10.1. Liabilities – Customers Fidelity Program “Quiero” (“I Want”)

The fair value of the points assigned to customers through the “Quiero” (“I Want”) Program is estimated. Said value is assessed by means of the use of a mathematical model that takes into account certain assumptions of exchange percentages, the cost for the exchanged points based on the combination of available products and the preferences of the Bank’s customers, as well as the expiration term of the customers’ non-exchanged points. As of December 31, 2012 and December 31, 2011, the liabilities recorded under “Miscellaneous Liabilities – Others” for its customers’ non-exchanged points amounted to $ 74,736 and $ 50,521, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.11. ALLOWANCES AND PROVISIONS:

1.11.1. Allowances for Loan Losses and Provisions for Contingent Commitments

These have been established based upon the estimated default risk of Grupo Financiero Galicia S.A.’s credit assistance granted through its subsidiaries, which results from an evaluation of debtors’ compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

1.11.2. Severance Payments

The Company directly charges severance payments to expenses.

The amounts that the Company may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under “Liabilities – Provisions for Severance Payments”.

1.11.3. Liabilities – Other Provisions

Provisions have been set up to cover contingent situations related to labor, commercial, civil and tax issues and other miscellaneous risks that are likely to occur.

1.12. NEGATIVE GOODWILL

The Company recorded a negative goodwill. This stems from the difference between the acquisition cost paid for Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and the value of assets and liabilities purchased as of June 30, 2010. Such negative goodwill is recorded under “Liabilities – Provisions”. As of December 31, 2012 and December 31, 2011, it amounts to $ 247,808 and $ 346,931, respectively, net of amortizations.

The negative goodwill is charged to Income on a straight-line basis during 60 months, pursuant to the Argentine Central Bank regulations.

1.13. DERIVATIVES AND HEDGING TRANSACTIONS

They have been recorded as stated in Note 8.

1.14. INCOME TAX

Pursuant to the Argentine Central Bank regulations, at the subsidiaries Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A., the income tax charge is determined by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between taxable and book income.

1.15. MINIMUM PRESUMED INCOME TAX

The minimum presumed income tax is determined at the effective rate of 1% of the computable assets at fiscal year-end. Since this tax is supplementary to the income tax, the Company’s tax liability for each fiscal year is to coincide with the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years. Recognition and its realization stem from the ability to generate future taxable income sufficient for offsetting purposes.

Based on the foregoing, as of December 31, 2012 and December 31, 2011, the Company has assets for $ 15,022 and $ 186,408, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.16. DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK REGULATIONS AND ARGENTINE GAAP IN FORCE IN THE AUTONOMOUS CITY OF BUENOS AIRES

The main differences between the valuation and disclosure criteria applied to these consolidated financial statements and Argentine GAAP in force in the Autonomous City of Buenos Aires are detailed below:

1.16.1. Accounting for Income Tax according to the Deferred Tax Method

The subsidiaries Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. determine the income tax charge by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between book and taxable income.

Pursuant to Argentine GAAP in force, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or tax credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion, based on projections prepared by the aforementioned subsidiaries, would determine deferred tax assets amounting to $ 284,451 as of December 31, 2012, and to $ 290,254 as of December 31, 2011.

1.16.2. Valuation of Government Securities

Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded at their acquisition cost plus the I.R.R., which are described in 1.3.b. of this Note. Pursuant to Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value.

As of December 31, 2012 and December 31, 2011, the application of this criterion would determine an increase in Shareholders’ Equity of about $ 44,786 and $ 76,214, respectively, due to the securities held by Banco de Galicia y Buenos Aires S.A.

1.16.3. Allowances for Receivables from the Non-Financial Public Sector

Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

1.16.4. Negative Goodwill

A negative goodwill has been recorded which corresponds to the difference between the acquisition cost paid for the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and their equity method value estimated at the time of the purchase. Such negative goodwill is recorded under the “Liabilities – Provisions” account.

Pursuant to the Argentine Central Bank regulations, the negative goodwill has to be charged to income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization. Pursuant to Argentine GAAP, the negative goodwill that is not related to expenses estimations or estimated future losses should be recognized as a gain at the time of the purchase.

As of December 31, 2012 and December 31, 2011, the negative goodwill balance amounts to $ 247,808 and $ 346,931, respectively.

1.16.5. Restructured Loans and Liabilities

Restructured loans and financial obligations are valued based on the actually restructured principal amounts plus accrued interest and principal adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.16.6. Conversion of Financial Statements

The conversion into Pesos of the financial statements of the foreign subsidiaries for the purposes of their consolidation, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP. Argentine GAAP require that: a) the measurements in the financial statements to be converted into Pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements’ date; and b) the measurements in the financial statements to be converted into Pesos that are stated in foreign currency of periods predating the closing date (for example, those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at period-end currency, when applicable due to the application of Technical Pronouncement No. 17. Exchange-rate differences arising from conversion of the financial statements shall be treated as financial income or expenses, as the case may be.

The application of this criterion that replaces what has been stated in this Note does not have a significant impact on the consolidated financial statements.

1.17. ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS BY THE C.N.V.

The C.N.V. has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards (“I.F.R.S.”) issued by the International Accounting Standards Board for certain entities included within the public offering system, whether because of their capital or their notes, or because they have requested to be included in such system, for financial statements corresponding to fiscal years started as from January 1, 2012.

The adoption of such standards is not applicable to the Company since the C.N.V., through General Resolution No. 595/11, exempted companies that invest in banks and insurance companies from the mandatory adoption of the I.F.R.S.

With regard to the requirements set forth in the aforementioned General Resolution No. 595/11, the following is detailed:

•	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities;

•	The interest in Banco de Galicia y Buenos Aires S.A. accounts for 93.75% of Grupo Financiero Galicia S.A.’s assets, being the Company’s main asset;

•	92.02% of Grupo Financiero Galicia’s income stems from the interest in Banco de Galicia y Buenos Aires S.A.’s income; and

•	Grupo Financiero Galicia S.A. has a 94.92966% interest in Banco de Galicia y Buenos Aires S.A., thus having control over such institution.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 2. CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia’s consolidated controlled companies is detailed as follows:

Information as of:	12.31.12
Issuing Company	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,814,765	94.92966%	94.92966%
Banco Galicia Uruguay S.A. (In liquidation) (**)	Ordinary	632,495	94.92966%	94.92966%
Cobranzas Regionales S.A.	Ordinary	7,310	73.09584%	73.09584%
Cobranzas y Servicios S.A.	Ordinary	450,929	94.78718%	94.78718%
Compañía Financiera Argentina S.A.	Ordinary	530,140,283	95.08177%	95.08177%
Galicia (Cayman) Limited	Ordinary	18,519,436	94.92966%	94.92966%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	18,986	94.92966%	94.92966%
Galicia Retiro Compañía de Seguros S.A.	Ordinary	4,483,677	99.36616%	99.36616%
Galicia Seguros S.A.	Ordinary	18,192,793	99.36601%	99.36601%
Galicia Valores S.A.	Ordinary	949,293	94.92928%	94.92928%
Galicia Warrants S.A.	Ordinary	993,662	99.36621%	99.36621%
Net Investment S.A.	Ordinary	11,924	99.36621%	99.36621%
Procesadora Regional S.A.	Ordinary	1,132,629	74.18750%	74.18750%
Sudamericana Asesores de Seguros S.A.	Ordinary	70,858	99.36065%	99.36065%
Sudamericana Holding S.A.	Ordinary	184,476	99.36622%	99.36622%
Tarjeta Naranja S.A. (***)	Ordinary	1,754	73.09584%	73.09584%
Tarjetas Cuyanas S.A. (***)	Ordinary	2,363,395	73.09584%	73.09584%
Tarjetas del Mar S.A. (***)	Ordinary	3,593,742	94.87269%	94.87269%
Tarjetas Regionales S.A. (*)	Ordinary	787,808,138	73.09584%	73.09584%

(*)	Ordinary shares A and B.
(**)	With a F.V. of 1000.
(***)	With a F.V. of 10.

Information as of:	12.31.11
Issuing Company	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,314,765	94.84074%	94.84074%
Banco Galicia Uruguay S.A. (In liquidation) (**)	Ordinary	631,903	94.84074%	94.84074%
Cobranzas Regionales S.A.	Ordinary	9,389	93.89233%	93.89233%
Cobranzas y Servicios S.A.	Ordinary	450,507	94.69840%	94.69840%
Compañía Financiera Argentina S.A.	Ordinary	529,659,392	94.99552%	94.99552%
Galicia (Cayman) Limited	Ordinary	21,459,153	94.84074%	94.84074%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	18,968	94.84074%	94.84074%
Galicia Retiro Compañía de Seguros S.A.	Ordinary	4,483,176	99.35504%	99.35504%
Galicia Seguros S.A.	Ordinary	18,190,758	99.35489%	99.35489%
Galicia Valores S.A.	Ordinary	948,404	94.84036%	94.84036%
Galicia Warrants S.A.	Ordinary	198,710	99.35509%	99.35509%
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.00000%	100.00000%
GV Mandataria de Valores S.A. (In liquidation)	Ordinary	12,000	100.00000%	100.00000%
Net Investment S.A.	Ordinary	11,923	99.35509%	99.35509%
Procesadora Regional S.A.	Ordinary	1,447,945	94.84074%	94.84074%
Sudamericana Asesores de Seguros S.A.	Ordinary	70,850	99.34954%	99.34954%
Sudamericana Holding S.A.	Ordinary	184,456	99.35511%	99.35511%
Tarjeta Mira S.A. (***)	Ordinary	1,629,008	76.25133%	76.25133%
Tarjeta Naranja Dominicana S.A. (****)	Ordinary	222,402	37.93633%	37.93633%
Tarjeta Naranja S.A. (***)	Ordinary	1,821	75.87259%	75.87259%
Tarjetas Cuyanas S.A. (***)	Ordinary	1,839,882	56.90445%	56.90445%
Tarjetas del Mar S.A. (***)	Ordinary	3,590,376	94.78383%	94.78383%
Tarjetas Regionales S.A. (*)	Ordinary	178,395,287	94.84074%	94.84074%

(*)	Ordinary shares A and B.
(**)	With a F.V. of 1000.
(***)	With a F.V. of 10.
(****)	With a F.V. of 100.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	12.31.12
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	52,556,641	47,652,692	4,903,949	1,301,114
Banco Galicia Uruguay S.A. (In liquidation)	76,156	20,486	55,670	(2,272)
Cobranzas Regionales S.A.	15,433	6,888	8,545	4,595
Cobranzas y Servicios S.A.	27,095	3,790	23,305	2,700
Compañía Financiera Argentina S.A.	3,198,124	2,227,515	970,609	213,342
Galicia (Cayman) Limited	336,565	5	336,560	46,385
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	11,196	3,008	8,188	2,787
Galicia Retiro Compañía de Seguros S.A.	88,967	75,766	13,201	658
Galicia Seguros S.A.	432,652	272,819	159,833	61,878
Galicia Valores S.A.	33,454	12,467	20,987	1,854
Galicia Warrants S.A.	38,838	18,405	20,433	7,876
Net Investment S.A.	161	19	142	(12)
Procesadora Regional S.A.	9,333	7,031	2,302	282
Sudamericana Asesores de Seguros S.A.	2,320	1,399	921	285
Sudamericana Holding S.A.	213,406	22,285	191,121	66,313
Tarjeta Naranja S.A.	7,770,257	6,211,081	1,559,176	431,609
Tarjetas Cuyanas S.A.	1,697,511	1,397,245	300,266	92,447
Tarjetas del Mar S.A.	310,279	276,005	34,274	1,894
Tarjetas Regionales S.A.	1,945,437	5,115	1,940,322	498,154

Information as of:	12.31.11
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	43,324,590	39,721,766	3,602,824	1,107,262
Banco Galicia Uruguay S.A. (In liquidation)	90,474	39,767	50,707	878
Cobranzas Regionales S.A.	12,225	8,275	3,950	1,952
Cobranzas y Servicios S.A.	23,399	2,794	20,605	2,036
Compañía Financiera Argentina S.A.	2,302,880	1,369,273	933,607	220,425
Galicia (Cayman) Limited	267,362	9	267,353	87,699
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	8,658	3,256	5,402	1,483
Galicia Retiro Compañía de Seguros S.A.	84,579	72,739	11,840	492
Galicia Seguros S.A.	297,816	177,019	120,797	39,991
Galicia Valores S.A.	36,109	16,976	19,133	1,016
Galicia Warrants S.A.	33,442	16,441	17,001	4,556
Galval Agente de Valores S.A.	5,128	1,435	3,693	(4,491)
GV Mandataria de Valores S.A. (In liquidation)	672	185	487	(736)
Net Investment S.A.	161	7	154	(31)
Procesadora Regional S.A.	7,786	5,766	2,020	1,010
Sudamericana Asesores de Seguros S.A.	2,771	1,781	990	638
Sudamericana Holding S.A.	135,809	737	135,072	41,100
Tarjeta Mira S.A.	80,453	65,536	14,917	(1,263)
Tarjeta Naranja Dominicana S.A.	7,544	2,249	5,295	(2,297)
Tarjeta Naranja S.A.	5,832,185	4,606,250	1,225,935	474,668
Tarjetas Cuyanas S.A.	1,185,192	957,911	227,281	95,676
Tarjetas del Mar S.A.	215,913	193,533	22,380	(17,532)
Tarjetas Regionales S.A.	1,163,942	3,358	1,160,584	429,051

On September 4, 2012, Grupo Financiero Galicia S.A.’s Board of Directors resolved to approve the sale of 100% of its interest in Galval Agente de Valores S.A. Therefore, its consolidation was discontinued as of September 30, 2012.

On August 29, 2012, Grupo Financiero Galicia S.A. remained the only shareholder of GV Mandataria de Valores S.A. (in liquidation). Consequently, on November 12, 2012 the General Extraordinary Shareholders’ Meeting of GV Mandataria de Valores S.A. (in liquidation) approved the proposal for the dissolution and later liquidation of the company due to the reduction of shareholders to one, in compliance with Section 94, Subsection 8, of the Corporations Law No. 19550.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As a result, GV Mandataria de Valores S.A. is undergoing a liquidation process, taking all the necessary steps for the payment of liabilities and the sale of assets. As of December 31, 2012, Grupo Financiero Galicia S.A. has discontinued its consolidation with said company.

In the previous fiscal year and during this one, a reorganization process of the corporate structure of Banco de Galicia y Buenos Aires S.A.’s subsidiaries was carried out. This fact has not caused the controlling interest by the Bank to be modified.

As part of this process, Tarjetas del Mar S.A. has partially spinned off its Shareholders’ Equity for the creation of a new company called Tarjeta Mira S.A. Also, during the third quarter of 2012, Tarjeta Mira S.A. merged with and into Tarjeta Naranja S.A.

On February 29, 2012, Tarjetas Regionales S.A.’s Extraordinary Shareholders’ Meeting approved a capital increase subscribed mainly through the contribution of the minority holders’ holdings in the subsidiaries Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

On June 30, 2012, Tarjeta Naranja Dominicana S.A.’s shareholders decided to sell the client right to Banco Múltiple León S.A. and to begin such company’s liquidation process. Tarjeta Naranja S.A. has set an allowance for 100% of its equity investment held in Tarjeta Naranja Dominicana S.A. For such reason, its consolidation was discontinued.

The percentage of the controlled companies’ Shareholders’ Equity owned by third parties has been disclosed in the Balance Sheet, under the “Minority Interest in Consolidated Controlled Companies” account.

The gain (loss) on the minority interest is disclosed in the Income Statement under “Minority Interest Gain (Loss)”.

The minority interest percentages at fiscal year-end are the following:

Information as of:	12.31.12	12.31.11
Banco de Galicia y Buenos Aires S.A.	5.07034%	5.15926%
Banco Galicia Uruguay S.A. (In liquidation)	5.07034%	5.15926%
Cobranzas Regionales S.A.	26.90416%	6.10767%
Cobranzas y Servicios S.A.	5.21282%	5.30160%
Compañía Financiera Argentina S.A.	4.91823%	5.00448%
Galicia (Cayman) Limited	5.07034%	5.15926%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	5.07034%	5.15926%
Galicia Retiro Compañía de Seguros S.A.	0.63384%	0.64496%
Galicia Seguros S.A.	0.63399%	0.64511%
Galicia Valores S.A.	5.07072%	5.15964%
Galicia Warrants S.A.	0.63379%	0.64491%
Net Investment S.A.	0.63379%	0.64491%
Procesadora Regional S.A.	25.81250%	5.15926%
Sudamericana Asesores de Seguros S.A.	0.63935%	0.65046%
Sudamericana Holding S.A.	0.63378%	0.64489%
Tarjeta Mira S.A.	—	23.74867%
Tarjeta Naranja Dominicana S.A.	—	62.06367%
Tarjeta Naranja S.A.	26.90416%	24.12741%
Tarjetas Cuyanas S.A.	26.90416%	43.09555%
Tarjetas del Mar S.A.	5.12731%	5.21617%
Tarjetas Regionales S.A.	26.90416%	5.15926%

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 3. GOVERNMENT AND PRIVATE SECURITIES

As of December 31, 2012 and December 31, 2011, holdings of government and private securities were as follows:

	12.31.12	12.31.11
Government Securities
Holdings Recorded at Fair Market Value
Government Bonds	118,655	105,381
Others	—	1,334

Total Holdings Recorded at Fair Market Value	118,655	106,715

Holdings Recorded at their Acquisition Cost plus the I.R.R.
Government Bonds	824,188	162,414

Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	824,188	162,414

Government Securities from Repo Transactions with the Argentine Central Bank
Government Bonds	—	40,600

Total Government Securities from Repo Transactions with the Argentine Central Bank	—	40,600

Instruments Issued by the Argentine Central Bank
Argentine Central Bank Bills at Fair Market Value	1,309,213	10,313
Argentine Central Bank Bills for Repo Transactions	38,497	1,344,245
Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.	1,165,474	713,541
Argentine Central Bank Notes at Fair Market Value	125,494	2,146,017
Argentine Central Bank Notes for Repo Transactions	—	66,494
Argentine Central Bank Notes at Acquisition Cost plus the I.R.R.	46,615	637,396

Total Instruments Issued by the Argentine Central Bank	2,685,293	4,918,006

Total Government Securities	3,628,136	5,227,735

Private Securities
Notes (Listed)	188	1,138
Shares	—	1,990

Total Private Securities	188	3,128

Allowances	(1,180)	—

Total Government and Private Securities	3,627,144	5,230,863

NOTE 4. LOANS

The lending activities carried out by Grupo Financiero Galicia S.A. through its subsidiaries are as follows:

a. Loans to the Non-financial Public Sector: They are primarily loans to the National Government and to Provincial Governments.

b. Loans to the Financial Sector: They represent loans to banks and local financial institutions.

c. Loans to the Non-financial Private Sector and Residents Abroad: They include the following types of loans:

Overdrafts: Short-term obligations issued in favor of customers.

Promissory Notes: Endorsed promissory notes, discount and factoring.

Mortgage Loans: Loans for the purchase of real estate for housing purposes, secured by such purchased real estate or commercial loans secured by real estate mortgages.

Collateral Loans: Loans in which a pledge is granted as collateral, as an integral part of the loan instrument.

Credit Card Loans: Loans granted to credit card holders.

Personal Loans: Loans to natural persons.

Others: This item primarily involves export prefinancing loans and short-term placements in banks abroad.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

According to the Argentine Central Bank regulations, the loan portfolio breaks down as follows: The non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, the Company must disclose the type of collateral established on the applicable loans to the non-financial private sector.

As of December 31, 2012 and December 31, 2011, the classification of the loan portfolio was as follows:

	12.31.12	12.31.11
Non-financial Public Sector	25,657	24,606
Financial Sector	356,617	326,239
Non-financial Private Sector and Residents Abroad	43,942,659	31,837,635
With Preferred Guarantees	1,698,882	1,441,277
With Other Collateral	6,829,534	4,866,007
With No Collateral	35,414,243	25,530,351

Subtotal	44,324,933	32,188,480

Allowance for Loan Losses	(1,731,954)	(1,283,953)

Total	42,592,979	30,904,527

Said loans were granted in the normal course of transactions with standard terms, interest rates and collateral requirements.

NOTE 5. STATEMENT OF DEBTORS’ STATUS

Loan portfolio classification pursuant to the loan classification criteria set forth by the Argentine Central Bank is as follows:

COMMERCIAL LOAN PORTFOLIO

Classification:	Description
Normal	Cash flow analysis shows that the customer is widely able to meet all of its financial commitments. Among the indicators that can reflect this situation, the following are worth noting: The customer shows a liquid financial situation, regularly complies with the payment of its obligations, has a qualified and honest management, has an appropriate information system, belongs to a sector of the economic activity or to a business sector that shows an acceptable future trend and is competitive with regard to the activities it conducts.

With Special Follow-Up – Under Observation	Cash flow analysis shows, at the time of carrying out the analysis, that the customer is able to meet all of its financial commitments. However, there are possible situations that, in case they are not duly controlled or else solved, could compromise the customer’s future repayment capacity.

With Special Follow-Up – Under Negotiation or under Refinancing Agreements.	This category includes those customers who, when unable to meet their financial commitments pursuant to the terms and conditions agreed, irrefutably state their intention to refinance their debt.

With Problems	Cash flow analysis shows that the customer is unable to meet its financial commitments in a normal manner and that, in case such problems are not solved, they could result in a loss for the financial institution.

High Risk of Insolvency	Cash flow analysis shows that the customer is highly unlikely to meet all of its financial commitments.

Uncollectible	Customers’ debts included in this category are considered uncollectible. Even though there is some possibility of recovering these assets under certain circumstances in the future, it is evident they are uncollectible at the time of the analysis.

CONSUMER AND HOUSING LOAN PORTFOLIO

Classification:	Description
Normal	This category includes customers who duly and timely comply with the payment of their commitments, or else with payment in arrears of less than 31 days. Provisional overdrafts shall be considered normal until day 61 from the granting date.

Low Risk	It includes customers with occasional late payments at the time of meeting their commitments, with payments in arrears of more than 31 days and up to 90 days.

Medium Risk	This category includes customers who show some inability to meet their commitments, with payments in arrears of more than 90 days and up to 180 days.

High Risk	It includes customers with payments in arrears of more than 180 days and up to one year.

Uncollectible	This category includes insolvent or bankrupt customers, with little or no possibility of collection, or with payments in arrears in excess of one year.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The “financing” category includes the items with regard to which debtors should be classified, from the point of view of the debtors’ creditworthiness, recorded under the accounts detailed below:

	12.31.12	12.31.11
Loans	44,324,933	32,188,480
Other Receivables Resulting from Financial Brokerage	1,290,732	731,166
Receivables from Financial Leases	860,649	599,613
Miscellaneous Receivables	10,641	34,976
Contingent Liabilities	4,837,638	3,407,074

Total	51,324,593	36,961,309

As of December 31, 2012 and December 31, 2011, the classification of debtors was as follows:

	12.31.12	12.31.11
COMMERCIAL LOAN PORTFOLIO
Normal	20,304,613	15,269,372

Backed by Preferred Guarantees and Counter-guarantees “A”	232,066	207,286
Backed by Preferred Guarantees and Counter-guarantees “B”	1,385,103	1,088,953
With No Preferred Guarantees or Counter-guarantees	18,687,444	13,973,133

With Special Follow-Up – Under Observation	96,216	90,101

Backed by Preferred Guarantees and Counter-guarantees “A”	—	1,122
Backed by Preferred Guarantees and Counter-guarantees “B”	11,046	4,482
With No Preferred Guarantees or Counter-guarantees	85,170	84,497

With Problems	45,615	10,745

Backed by Preferred Guarantees and Counter-guarantees “B”	33	2,302
With No Preferred Guarantees or Counter-guarantees	45,582	8,443

High Risk of Insolvency	23,493	40,039

Backed by Preferred Guarantees and Counter-guarantees “B”	2,294	4,083
With No Preferred Guarantees or Counter-guarantees	21,199	35,956

Uncollectible	5,702	2,986

Backed by Preferred Guarantees and Counter-guarantees “B”	1,734	1,946
With No Preferred Guarantees or Counter-guarantees	3,968	1,040

Total Commercial Loan Portfolio	20,475,639	15,413,243

	12.31.12	12.31.11
CONSUMER AND HOUSING LOAN PORTFOLIO
Normal	28,470,285	20,225,960

Backed by Preferred Guarantees and Counter-guarantees “A”	4,038	3,422
Backed by Preferred Guarantees and Counter-guarantees “B”	815,062	622,282
With No Preferred Guarantees or Counter-guarantees	27,651,185	19,600,256

Low Risk	936,171	520,620

Backed by Preferred Guarantees and Counter-guarantees “A”	650	—
Backed by Preferred Guarantees and Counter-guarantees “B”	15,685	8,513
With No Preferred Guarantees or Counter-guarantees	919,836	512,107

Medium Risk	566,464	318,487

Backed by Preferred Guarantees and Counter-guarantees “B”	3,666	4,112
With No Preferred Guarantees or Counter-guarantees	562,798	314,375

High Risk	644,955	338,163

Backed by Preferred Guarantees and Counter-guarantees “B”	3,179	1,800
With No Preferred Guarantees or Counter-guarantees	641,776	336,363

Uncollectible	229,236	142,023

Backed by Preferred Guarantees and Counter-guarantees “B”	2,561	3,325
With No Preferred Guarantees or Counter-guarantees	226,675	138,698

Uncollectible due to Technical Reasons:	1,843	2,813

Backed by Preferred Guarantees and Counter-guarantees “B”	6	18
With No Preferred Guarantees or Counter-guarantees	1,837	2,795

Total Commercial and Housing Loan Portfolio	30,848,954	21,548,066

Grand Total	51,324,593	36,961,309

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The management and mitigation of credit risk are described in Note 36 on risk management policies.

NOTE 6. ALLOWANCES FOR LOAN LOSSES

The changes in allowances for loan losses as of December 31, 2012 and December 31, 2011 were the following:

	12.31.12	12.31.11
Balances at Beginning of Fiscal Year	1,283,953	1,038,512
Increases	1,343,005	820,090
Decreases	895,004	574,649
Reversals	60,375	27,444
Uses	834,629	547,205

Balances at Fiscal-year End	1,731,954	1,283,953

NOTE 7. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE – OTHERS NOT INCLUDED IN THE DEBTOR CLASSIFICATION REGULATIONS

As of December 31, 2012 and December 31, 2011, the breakdown of the account “Others Not Included in the Debtor Classification Regulations” was the following:

	12.31.12	12.31.11
Unlisted Participation Certificates and Debt Securities in Financial Trusts	1,549,494	1,356,833
Others	368,633	236,965

Total	1,918,127	1,593,798

NOTE 8: DERIVATIVE INSTRUMENTS

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING ASSET

Mercado Abierto Electrónico (M.A.E.) and Rosario Futures Exchange (RO.F.EX.) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, being Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. some of them. The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried out on a daily basis, in Pesos for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day with the difference in price being charged to income.

As of December 31, 2012, forward purchase and sale transactions carried out by the aforementioned subsidiaries totaled $ 3,764,741 and $ 1,546,126, respectively, while as of December 31, 2011 they totaled $ 6,006,508 and $ 2,090,664, respectively.

Said transactions are recorded under Memorandum Accounts for the notional value traded. In case accrued balances pending settlement exist, they are recorded under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

Apart from that, transactions have been conducted directly with Banco de Galicia y Buenos Aires S.A.’s customers pursuant to the abovementioned conditions, being the balances settled at the expiration date of the contract. As of December 31, 2012, forward purchase and sale transactions totaled $ 68,728 and $ 272,839, respectively, while as of December 31, 2011, purchase and sale transactions totaled $ 69,544 and $ 605,656, respectively (balances net of eliminations corresponding to transactions conducted with Grupo Financiero Galicia S.A. and other controlled companies).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Furthermore, as of December 31, 2012, Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A. carried out purchase transactions for hedging purposes in relation to the principal payment of their notes for a total amount of US$ 218,183, from which US$ 183,183 were carried out with Banco de Galicia y Buenos Aires S.A. and US$ 35,000 were carried out with Compañía Financiera Argentina S.A. As of December 31, 2011, the aforementioned subsidiaries had carried out purchase transactions for hedging purposes for a total amount of US$ 256,067, from which US$ 236,067 were carried out with Banco de Galicia y Buenos Aires S.A. and US$ 20,000 (equivalent to $ 89,872) were carried out with other non-controlled financial institutions.

In turn, Grupo Financiero Galicia S.A. entered into forward foreign currency hedge contracts with the purpose of covering the risk associated with the exchange rate exposure of financial debts in U.S. Dollars. The Company’s purpose when entering into these contracts is to reduce its exposure to U.S. Dollar fluctuations and denominate its future commitments in Pesos. As of December 31, 2012, purchase contracts were entered into with Banco de Galicia y Buenos Aires S.A. for a total amount of US$ 14,000. As of December 31, 2011, purchase contracts have been entered into with another non-controlled financial institution for the amount of US$ 28,000 (equivalent to $ 120,512).

PURCHASE-SALE OF INTEREST RATE FUTURES

These products are traded within the trading environment created by the M.A.E. The underlying asset is the Badlar rate of private banks for time deposits of more than one million Pesos for a term from 30 to 35 days. Settlement is carried out on a daily basis for the difference between the forward price or value of the traded underlying asset and the closing price or value, the difference in price being charged to income. As of December 31, 2012, purchase and sale transactions conducted by Banco de Galicia y Buenos Aires S.A. amounted to $ 20,000 and $ 102,000, respectively, while as of December 31, 2011, they totaled $ 429,000 and $ 281,000, respectively. Said transactions are recorded under Memorandum Accounts for the notional value traded.

In case balances pending settlement exist, they are recorded under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

INTEREST RATE SWAPS

These transactions are conducted within the environment created by the M.A.E., and the settlement thereof is carried out on a monthly basis, in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for private banks for time deposits of 30 to 35 days) and the cash flows calculated using a fixed rate, or vice versa, on the notional value agreed, the difference in price being charged to income.

As of December 31, 2012, transactions conducted by Banco de Galicia y Buenos Aires S.A. amounted to $ 271,000, while as of December 31, 2011, they amounted to $ 279,000. Said transactions are recorded under Memorandum Accounts for the notional value traded.

In case accrued balances pending settlement exist, they are recorded under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

Moreover, transactions have been conducted with customers of Banco de Galicia y Buenos Aires S.A., which as of December 31, 2012, amount to $ 132,955 (balance net of eliminations corresponding to transactions conducted with other controlled companies).

As of December 31, 2012, the estimated market value of such instruments amounted to approximately $ 1,054 (Assets), while as of December 31, 2011, it amounted to $ 876 (Liabilities).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CALL OPTIONS BOUGHT AND WRITTEN ON GOLD FUTURES WITHOUT DELIVERY OF THE UNDERLYING ASSET

These transactions have been conducted with the purpose of hedging the variable yield of the deposits received by Banco de Galicia y Buenos Aires S.A. and set forth by the Argentine Central Bank.

The deposit date, the term to exercise the option and the underlying asset are the same than those for the related deposit. Notional amounts have been computed so that the offset value of derivative instruments is similar to the variable yield of the investment. Changes in the value of the underlying asset at the time of the arrangement and at fiscal year-end, equivalent to the variable yield, have been recognized in Income and are recorded under “Other Receivables Resulting from Financial Brokerage” and/or under “Other Liabilities Resulting from Financial Brokerage”, as appropriate. Premiums received and/or paid have accrued on a straight-line basis during the currency of the agreement.

As of December 31 2012, call options bought and written on gold futures by Banco de Galicia y Buenos Aires S.A. totaled $ 81,560 and $ 89,768, respectively, while as of December 31, 2011, the Company recorded call options bought and written on gold futures for $ 9,028 and $ 9,470, respectively. These options have been recorded under “Memorandum Accounts – Debit-Derivatives—Notional Value of Call Options Bought” and under “Memorandum Accounts – Credit-Derivatives – Notional Value of Call Options Written”.

PUT OPTIONS WRITTEN

As established by Section 4, subsection a), and Section 6 of Decree No. 1836/02 and the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of the payment of those certificates, an option to sell coupons. Said options, as of December 31, 2012 and December 31, 2011, are valued at the strike price.

The strike price will be equal to that resulting from converting the face value of each coupon in U.S. Dollars into Pesos at a rate of $ 1.40 per U.S. Dollar adjusted by applying the C.E.R. variation, which arises from comparing the index as of February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in Pesos resulting from applying to the face value of the coupon in U.S. Dollars the buying exchange rate quoted by Banco de la Nación Argentina on the payment date of that coupon.

These options have been recorded under “Memorandum Accounts – Credit-Derivatives—Notional Value of Put Options Written” in the amount of $ 31,106 as of December 31, 2012 and $ 68,151 as of December 31, 2011.

Banco de Galicia y Buenos Aires S.A.’s management of financial risks is carried out within the limits of the policies approved by the Board of Directors in such respect. In that sense, “derivative instruments” carried out are means for the Company to hedge its risk exposures and/or used as a financial product to develop investment and trading strategies. In both cases, the use of these instruments is performed within the guidelines of internal policies set forth by the Bank.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 9. EQUITY INVESTMENTS

As of December 31, 2012 and December 31, 2011, the breakdown of “Equity Investments” was as follows:

	12.31.12	12.31.11
In Financial Institutions and Supplementary and Authorized Activities
Banco Latinoamericano de Exportaciones S.A.	2,438	2,133
Banelco S.A.	8,230	8,097
Mercado de Valores de Buenos Aires S.A.	8,139	8,139
Tarjeta Naranja Perú S.A.	17,315	8,044
Visa Argentina S.A.	4,901	3,899
Others	814	790

Total Equity Investments in Financial Institutions, Supplementary and Authorized Activities	41,837	31,102

In Non-financial Institutions
AEC S.A.	26,703	26,703
Aguas Cordobesas S.A.	8,911	8,911
Electrigal S.A.	5,455	5,455
Distrocuyo S.A.	3,955	3,955
Nova Re Compañía Argentina de Reaseguros S.A.	11,515	—
Others	5,710	1,501

Total Equity Investments in Non-financial Institutions	62,249	46,525

Allowances	(27,992)	(21,462)

Total	76,094	56,165

NOTE 10. MISCELLANEOUS RECEIVABLES—OTHERS

As of December 31, 2012 and December 31, 2011, the breakdown of “Miscellaneous Receivables—Others” was as follows:

	12.31.12	12.31.11
Sundry Debtors	291,192	122,441
Deposits as Collateral	215,562	333,931
Tax Advances	424,563	238,179
Payments in Advance	79,412	70,101
Others	29,413	16,822

Total	1,040,142	781,474

NOTE 11. BANK PREMISES AND EQUIPMENT

As of December 31, 2012 and December 31, 2011, the breakdown of “Bank Premises and Equipment” was as follows:

	12.31.12	12.31.11
Real Estate	1,122,200	1,032,702
Furniture and Fixtures	301,136	256,034
Machines and Equipment	621,835	491,535
Vehicles	12,932	11,015
Others	9,457	9,067
Accumulated Depreciation	(876,051)	(765,661)

Total	1,191,509	1,034,692

As of December 31, 2012 and December 31, 2011, the depreciation charge amounted to $ 117,246 and $ 92,942, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 12. MISCELLANEOUS ASSETS

As of December 31, 2012 and December 31, 2011, the breakdown of “Miscellaneous Assets” was as follows:

	12.31.12	12.31.11
Work in Progress	64,705	21,791
Advances for Purchase of Assets	14,048	15,751
Works of Art	1,504	1,519
Assets under Lease	18,563	18,885
Assets Acquired through Foreclosures	10,068	10,530
Stationery and Office Supplies	17,544	16,305
Other Miscellaneous Assets	58,308	78,325

Total	184,740	163,106

As of December 31, 2012 and December 31, 2011, the depreciation and loss charge amounted to $ 1,085 and $ 1,756, respectively.

NOTE 13. INTANGIBLE ASSETS

As of December 31, 2012 and December 31, 2011, the breakdown of “Intangible Assets” was as follows:

	12.31.12	12.31.11
Goodwill Net of Accumulated Amortization amounting to $ 14,715 and $ 12,776, respectively	8,888	10,827
Organization and Development Expenses net of Accumulated Amortization amounting to $ 1,490,579 and $ 1,295,220, respectively	1,076,129	711,944

Total	1,085,017	722,771

As of December 31, 2012 and December 31, 2011, the amortization charge amounted to $ 200,687 and $ 117,236, respectively.

NOTE 14. OTHER ASSETS

The account “Other Assets” includes assets related to the insurance activity. As of December 31, 2012 and December 31, 2011, the breakdown of “Other Assets” was as follows:

	12.31.12	12.31.11
Premiums Receivable	144,462	89,474
Receivables from Reinsurers	3,501	2,372
Commissions Receivable	710	641
Others	1,575	1,520
Allowances	(4,896)	(2,487)

Total	145,352	91,520

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 15. RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level.

As of December 31, 2012, the balances recorded by such institution as computable items are as follows:

Item	$	US$
Special Escrow Accounts at the Argentine Central Bank	3,071,553	608,794

Total Computable Items to Meet Minimum Cash Requirements	3,071,553	608,794

From April 1, 2012, the Argentine Central Bank rendered ineffective the payment in Pesos and foreign currency through the computation of bills and coins in Banco de Galicia y Buenos Aires S.A. and in custody in other financial institutions, and cash in transit and in valuables transportation companies. For currencies other than Pesos, the computation of the items above-mentioned is allowed, such as fund placements, from the loan capacity in foreign currency.

The Argentine Central Bank provisionally allowed, since that date and until September 30, 2012, for the position in Pesos, that the total amount paid during March 2012 from such items, necessary to achieve the break-even position for such month, be deducted from the minimum cash requirement.

Furthermore, the Argentine Central Bank decided to reduce such percentage to 75% for October and November 2012, to 25% for December 2012, January 2013 and February 2013, until reaching zero for the position corresponding to March 2013. Apart from that, it determined a schedule for the reduction of the percentages corresponding to the minimum cash requirement for deposits in Pesos different pursuant to the regions where deposits are raised.

In turn, since December 1, 2012, the minimum cash requirement for deposits in Pesos can be reduced pursuant to the share of the loans in Pesos granted by Banco de Galicia y Buenos Aires S.A. to micro-, small- and medium-sized companies in the total loans to the non-financial private sector in such currency.

As of December 31, 2012, the ability to freely dispose of certain assets corresponding to the controlled companies was restricted as follows:

BANCO DE GALICIA Y BUENOS AIRES S.A.

a)	Cash and Government Securities

- For repo transactions	$47,485
- For transactions carried out at RO.F.EX. and at M.A.E.	$133,645
- For debit / credit cards transactions	$94,231
- For attachments (*)	$69,548
- For other transactions	$3,465

(*)	Including the amount of $ 67,541 related to the case “Banco Europeo para América Latina S.A. c/ Banco de Galicia y Buenos Aires S.A. s/ proceso de conocimiento”, which is about the unconstitutionality of Decree No. 992/2002 regarding compliance with forward contracts subject to foreign law, which expired in February 2002. With respect to this case, as of December 31, 2012, Banco de Galicia y Buenos Aires S.A. records provisions that are deemed adequate based on the progress of the case.

b)	Special Escrow Accounts

Special escrow accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which as of December 31, 2012 amounted to $ 601,896.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

c)	Deposits in favor of the Argentine Central Bank

- Unavailable deposits related to foreign exchange transactions	$533
- Securities held in custody to act as register agent of book-entry mortgage securities	$2,070

d)	Equity Investments

The account “Equity Investments” includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

•	Electrigal S.A.: 1,222,406 non-transferable non-endorsable registered ordinary shares.

•	Aguas Cordobesas S.A.: 900,000 class E ordinary shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

If any of the other shareholders fails to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by the Bank.

e)	Guarantees Granted for Direct Obligations

As of December 31, 2012, Banco de Galicia y Buenos Aires S.A. has recorded $ 330,190 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by the IFC.

As collateral for the funds requested, through the Argentine Central Bank, from the Subsecretaría de la Micro, Pequeña y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for micro-, small- and medium-sized companies, Banco de Galicia y Buenos Aires S. A. used book-entry mortgage securities. As of December 31, 2012, the balance of secured loans was $ 49,186.

Furthermore, as of December 31, 2012, Banco de Galicia y Buenos Aires S.A. used book-entry mortgage securities as collateral for the loans granted within the Credit Program to the Provinces of San Juan and Mendoza for the amount of $ 9,772 and $ 4,283, respectively.

As of December 31, 2012, the total amount of restricted assets corresponding to Banco de Galicia y Buenos Aires S.A. for the aforementioned items was $ 1,346,304, while as of December 31, 2011 it was $ 1,168,509.

COMPAÑÍA FINANCIERA ARGENTINA S.A.

As a consequence of certain lawsuits and claims related to the ordinary course of business, as of December 31, 2012 and December 31, 2011, Compañía Financiera Argentina S.A. has been levied attachments on some banking accounts for an amount of $ 469, recorded under “Miscellaneous Receivables”. This amount has been fully included in a provision.

Furthermore, as of December 31, 2012, with the purpose of conducting transactions at Mercado Abierto Electrónico S.A. (M.A.E.), this company records collateral in favor of the Argentine Central Bank for $ 36,864, corresponding to a fair value of $ 37,311, for instruments issued by said entity, which have been recorded under “Other Receivables Resulting from Financing Brokerage.” At the end of the previous fiscal year, such collateral totaled $ 33,544.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

GALICIA VALORES S.A. SOCIEDAD DE BOLSA

As of December 31, 2012 and December 31, 2011, this company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance policy covering transactions for $ 6,450.

TARJETA NARANJA S.A.

Tarjeta Naranja S.A. has been levied attachments in connection with lawsuits for $ 594, and it has paid $ 350 as guarantees regarding certain tax issues. These amounts shall not be available until such issues are resolved.

Tarjeta Naranja S.A. has guaranteed several loans from financial institutions, through funds registered into escrow accounts. Said collateral shall be effective up to the total payment of the above-mentioned loans, the non-amortized principal of which amounts to $ 73,700 as of December 31, 2012.

Moreover, pursuant to the agreements entered into with financial institutions and as collateral for the loans received and the issuance of notes, Tarjeta Naranja S.A. has agreed not to dispose of any assets or levy any encumbrance thereon, for an amount higher than 35% of Tarjeta Naranja S.A.’s assets in some cases, and 15% of said company’s Shareholders’ Equity. It is worth mentioning that the above-mentioned restrictions shall not be applied for transactions carried out during the ordinary course of the company´s business.

TARJETAS CUYANAS S.A.

As of December 31, 2011, the company’s ability to dispose of time deposits for $ 1,040 was restricted. They guaranteed collection agreements.

NOTE 16. NOTES

There follows a breakdown of the Global Program for the Issuance of Notes outstanding, per company:

GRUPO FINANCIERO GALICIA S.A.

Grupo Financiero Galicia S.A. has the following Global Program for the Issuance of Notes outstanding:

Authorized Amount (*)	Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 60,000	Simple notes, not convertible into shares	5 years	03.09.09	Resolution No. 16,113 dated 04.29.09

(*)	Or its equivalent in any other currency.

The Shareholders’ Meeting held on April 14, 2010 approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Notes, which was later confirmed by the Company’s Shareholders’ Meeting held on August 2, 2012. Therefore, the maximum amount of the Program, which nowadays is of up to US$ 60,000 or its equivalent in any other currency, shall be of up to US$ 100,000 or its equivalent in any other currency.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Grupo Financiero Galicia S.A. has the following Notes outstanding as of the close of the fiscal year:

		Class					Maturity	Interest	Book value		Issuance Authorized by the
Date of Placement	Currency	Number	F.V.		Type	Term	Date	Rate	12.31.12	12.31.11	C.N.V.
06.08.10	US$	II Series II	US$	18,143	Simple	721 days	05.29.12	8%	—	78,718	05.07.10
06.08.10	US$	II Series III	US$	26,857	Simple	1078 days	05.21.13	9%	133,264	116,508	05.07.10
08.28.12	$	III		$78,075	Simple	18 months	02.28.14	Variable Badlar Rate + 3.59%	83,004	—	08.08.12

BANCO DE GALICIA Y BUENOS AIRES S.A.

Banco de Galicia y Buenos Aires S.A. has the following Notes outstanding as of the close of the fiscal year:

Authorized Amount (*)	Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 2,000,000	Simple notes, not convertible into shares, subordinated or not, secured or unsecured.	5 years	09.30.03 confirmed on 04.27.06	Resolution No. 14708 dated 12.29.03
US$ 342,500	Simple notes, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05 confirmed on 04.26.07	Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10.

(*)	Or its equivalent in any other currency.

Banco de Galicia y Buenos Aires S.A. has the following Notes outstanding issued under the Global Program for the issuance of Notes of US$ 2,000,000 as of the close of the fiscal year:

Date of		Residual F.V.				Book Value (*)		Issuance Authorized
Issuance	Currency	(US$)	Type	Term	Rate	12.31.12	12.31.11	by the C.N.V.
05.18.04	US$	(**)229,258	Subordinated	(1)	(2)	1,188,015	988,076	12.29.03 and 04.27.04

(*)	It includes principal and interest net of expenses.
(**)	This amount includes US$ 11,047 of the capitalization of interest services due on January 1, 2012 and July 1, 2012 on the account of the payment-in-kind by means of Notes due 2019.

The net proceeds of the above-mentioned issue of Notes were used to refinance the foreign debt in accordance with Section 36 of the Law on Notes, the Argentine Central Bank regulations, and other applicable regulations.

(1)	These Notes shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer’s option at any time, after all Notes due 2014 have been fully repaid.
(2)	Interest on Notes due 2019 shall be payable in cash and in additional Notes due 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Notes due 2019 shall accrue interest payable in cash at an annual fixed rate of 6% as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the Notes due 2019, unless they are previously redeemed.

Interest payable in kind (by means of Notes due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019, unless these Notes are previously redeemed.

During fiscal year 2011, Banco de Galicia y Buenos Aires S.A. made payments in advance on account of interest accrued, for US$ 97,257, which included compound interest until June 30, 2011. Said payments should originally be made on January 1, 2014.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Banco de Galicia y Buenos Aires S.A. has the following Notes outstanding issued under the Global Program of US$ 342,500 as of the close of the fiscal year:

Date of		Residual F.V.				Book Value (*)		Issuance Authorized
Issuance	Currency	(US$)	Type	Term	Rate	12.31.12	12.31.11	by the C.N.V.
05.04.11	US$	300,000	Simple	84 months	(1)	1,484,645	1,295,800	11.04.05 and 11.11.10

(*)	It includes principal and interest net of expenses.
(1)	Interest agreed at an annual 8.75% rate shall be paid semiannually on May 4 and November 4 of each year until the maturity date, starting on November 4, 2011.

The net proceeds from this issuance of notes was applied to investments in working capital, other loans and other uses envisaged by the provisions of the Law on Notes and the Argentine Central Bank regulations.

As of December 31, 2012, Banco de Galicia y Buenos S.A. records in its portfolio Notes due 2018 for the amount of $ 24,987, while as of December 31, 2011, it recorded Notes due 2018 for the amount of $ 26,168.

Furthermore, as of December 31, 2012, Banco de Galicia y Buenos Aires S.A. holds past due Notes, the holders of which have not tendered to the restructuring offer as follows:

Date of		Residual F.V.				Book Value (*)		Issuance Authorized
Issuance	Currency	(US$)	Type	Term	Rate	12.31.12	12.31.11	by the C.N.V.
11.08.93	US$	1,340	Simple	10 years	9%	13,211	13,515	10.08.93

(*)	It includes principal and interest.

In accordance with the provisions of the Law on Notes and the Argentine Central Bank regulations, the net proceeds from this issuance of notes were applied to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, personal loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies’ capital stock and other uses envisaged by current regulations.

COMPAÑÍA FINANCIERA ARGENTINA S.A.

Compañía Financiera Argentina S.A. has the following Global Program for the Issuance of Notes outstanding:

Authorized Amount	Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 250,000	Simple notes, not convertible into shares	08.03.16	11.25.10	Resolution No. 16505 dated 01.27.11

Compañía Financiera Argentina S.A. has the following Notes outstanding issued under this Global Program as of the close of the fiscal year:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Date of		Class	Amount			Maturity		Book Value (**)		Issuance Authorized by the
Placement	Currency	Number	$	Type (*)	Term	Date	Rate	12.31.12	12.31.11	C.N.V.
03.28.11	$	III Series II	44,000	Simple	21 months	12.28.12	Variable Badlar Rate + 4.08%	—	44,112	03.15.11
07.19.11	$	IV Series II	102,000	Simple	18 months	01.19.13	Variable Badlar Rate + 4%	105,974	106,782	06.29.11
12.22.11	$	V Series I	86,068	Simple	9 months	09.17.12	Variable Badlar Rate + 3.25%	—	86,593	12.13.11
12.22.11	$	V Series II	63,932	Simple	18 months	06.22.13	Variable Badlar Rate + 4.25%	64,276	64,177	12.13.11
05.17.12	$	VI Series I	81,444	Simple	270 days	02.11.13	Annual Fixed Rate at 15.50%	83,139	—	05.08.12
05.17.12	$	VI Series II	72,000	Simple	21 months	02.17.14	Variable Badlar Rate + 2.30%	73,495	—	05.08.12
09.26.12	$	VII Series I	49,444	Simple	9 months	06.23.13	Annual Fixed Rate at 17.90%	49,614	—	09.13.12
09.26.12	$	VII Series II	112,500	Simple	18 months	03.26.14	Variable Badlar Rate + 3.75%	112,836	—	09.13.12

(*)	Not convertible into shares.
(**)	It corresponds to principal amount and interest outstanding as of the indicated dates.

On January 17, 2013, Compañía Financiera Argentina S.A. placed two series of Notes Class VIII. Series I for a face value of $ 42,200, with a 270-day term, which will be amortized at maturity, at an annual nominal 19% fixed rate payable on a quarterly basis. Series II for $ 157,800, with an 18-month term, the principal of which shall be paid upon maturity, at a variable Badlar rate plus 4.4% payable on a quarterly basis.

TARJETA NARANJA S.A.

Tarjeta Naranja S.A. has the following Global Program for the Issuance of Notes outstanding:

Authorized Amount	Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 650,000	Simple notes, not convertible into shares	5 years	03.08.12	Resolution No. 16822 dated 05.23.12

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Tarjeta Naranja S.A. has the following Notes outstanding issued under this Global Program as of the close of the fiscal year:

Date of		Class			Type		Maturity		Book Value (**)		Issuance Authorized by the
Placement	Currency	Number	Amount		(*)	Term	Date	Rate	12.31.12	12.31.11	C.N.V.
01.28.11	US$	XIII	US$	200,000	Simple	72 months	01.28.17	Annual Nominal Fixed at 9%	984,000	864,000	01.14.11
06.14.11	$	XIV Series I		$20,000	Simple	270 days	03.10.12	Annual Nominal Fixed at 13.5%	—	20,000	06.06.11
06.14.11	$	XIV Series II		$79,852	Simple	21 months	03.14.13	Variable Badlar Rate + 3.40%	26,623	79,852	06.06.11
11.25.11	$	XV		$65,160	Simple	270 days	08.21.12	Variable Badlar Rate + 3.75%	—	65,160	11.17.11
12.19.11	US$	XVI Series I	US$	21,162	Simple	365 days	12.19.12	Annual Nominal Fixed at 7.5%	—	91,419	12.07.11
12.19.11	US$	XVI Series II	US$	13,947	Simple	731 days	12.19.13	Annual Nominal Fixed at 8.75%	68,620	60,252	12.07.11
04.24.12	$	XVII Series I		$34,610	Simple	365 days	04.24.13	Annual Nominal Fixed at 16.25%	34,610	—	04.13.12
04.24.12	$	Class XVII Series II		$165,390	Simple	548 days	10.24.13	Variable Badlar + 2,10%	165,390	—	04.13.12
08.07.12	$	XVIII Series I		$46,421	Simple	270 days	05.04.13	Annual Nominal Fixed at 17.7%	46,421	—	07.26.12
08.07.12	$	XVIII Series II		$102,315	Simple	549 days	02.07.14	Variable Badlar Rate + 4%	102,315	—	07.26.12
10.30.12	$	XIX Series I		$52,980	Simple	270 days	07.27.13	Annual Nominal Fixed at 19%	52,980	—	10.19.12
10.30.12	$	XIX Series II		$112,345	Simple	547 days	04.30.14	Variable Badlar Rate + 4.19%	112,345	—	10.19.12

(*)	Not convertible into shares.
(**)	It corresponds to principal amount outstanding as of the indicated dates.

In December 2012, Tarjeta Naranja S.A.’s Board of Directors approved the issuance of Class XX Notes, to be issued in two series, for a face value of up to $ 250,000, the placement of which took place on February 5, 2013.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

TARJETAS CUYANAS S.A.

Tarjetas Cuyanas S.A. has the following Global Programs for the Issuance of Notes outstanding:

Authorized Amount	Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 80,000	Simple notes, not convertible into shares	5 years	03.22.07 confirmed on 04.09.07	Resolution No. 15627 dated 05.02.07
US$ 120,000	Simple notes, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10	Resolution No. 16328 dated 05.18.10

Tarjetas Cuyanas S.A. has the following Notes outstanding issued under these Global Programs as of the close of the fiscal year:

Date of					Type		Maturity		Book Value (**)		Issuance Authorized by
Placement	Currency	Class Number	Amount		(*)	Term	Date	Rate	12.31.12	12.31.11	the C.N.V.
06.14.07	US$	XVIII	US$	65,000	Simple	5 years	06.14.12	Annual Nominal Fixed at 12%	—	10,015	05.24.07 and 06.14.07
04.15.11	$	IV		$50,000	Simple	270 days	01.10.12	Variable Badlar Rate +2.85%	—	51,750	04.06.11
07.29.11	$	V Series I		$12,931	Simple	270 days	04.24.12	Annual Nominal Fixed at 14%	—	13,066	07.21.11
07.29.11	$	V Series II		$77,305	Simple	550 days	01.29.13	Variable Badlar Rate + 4%	81,252	76,533	07.21.11
10.04.11	US$	VI Series I	US$	18,883	Simple	365 days	10.04.12	Annual Nominal Fixed at 7.5%	—	81,191	09.21.11
10.04.11	US$	VI Series II	US$	7,184	Simple	731 days	10.04.13	Annual Nominal Fixed at 8.5%	36,347	30,862	09.21.11
01.24.12	$	VII Series II		$43,869	Simple	547 days	07.24.12	Variable Badlar Rate + 2.80%	45,571	—	01.16.12
07.31.12	$	VIII Series I		$50,725	Simple	270 days	04.27.13	Annual Nominal Fixed at 17.75%	52,307	—	07.18.12
07.31.12	$	VIII Series II		$99,275	Simple	549 days	01.31.14	Variable Badlar Rate + 3.75%	101,983	—	07.18.12
11.20.12	$	IX Series I		$33,375	Simple	270 days	08.17.13	Annual Nominal Fixed at 19.25%	33,788	—	11.06.12
11.20.12	$	IX Series II		$102,603	Simple	546 days	05.20.14	Variable Badlar Rate + 4.5%	103,800	—	11.06.12

(*)	Not convertible into shares.
(**)	It corresponds to principal amount and interest.

In January 2013, Tarjetas Cuyanas S.A.’s Board of Directors approved the issuance of Class X Notes, to be issued in two series, with a face value of up to $ 200,000.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 17. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE—OTHERS

As of December 31, 2012 and December 31, 2011, the breakdown of “Other Liabilities Resulting from Financial Brokerage—Others” was as follows:

	12.31.12	12.31.11
Collections and Other Transactions on Account of Third Parties	761,772	1,032,983
Liabilities due to Financing of Purchases	5,715,886	4,173,746
Other Withholdings and Additional Withholdings	496,403	299,053
IDB Credit Line “Global Credit Program for Micro-, Small- and Medium-sized Companies”	28,801	40,123
Correspondent Transactions on Our Account	52,505	74,238
FONTAR Credit Line to Fund Capital Goods	18,730	26,642
Liabilities Subject to Minimum Cash Requirements	47,792	67,020
Miscellaneous Liabilities not Subject to Minimum Cash Requirements	588,460	366,514
Commissions Accrued Payable	37,567	23,320
Others	29,974	45,787

Total	7,777,890	6,149,426

NOTE 18. MISCELLANEOUS LIABILITIES—OTHERS

As of December 31, 2012 and December 31, 2011, the breakdown of “Miscellaneous Liabilities—Others” was as follows:

	12.31.12	12.31.11
Sundry Creditors	468,864	308,011
Taxes Payable	741,068	574,143
Salaries and Social Security Contributions Payable	426,485	318,013
Others	120,855	102,727

Total	1,757,272	1,302,894

NOTE 19. PROVISIONS

As of December 31, 2012 and December 31, 2011, the breakdown of “Provisions” was as follows:

	12.31.12	12.31.11
Severance Payments	5,988	15,060
Contingent Commitments	—	2,162
Other Contingencies	212,089	209,495
Negative Goodwill	247,808	346,931
Differences due to Dollarization of Judicial Deposits	2,338	1,996

Total	468,223	575,644

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 20. OTHER LIABILITIES

The account “Other Liabilities” includes liabilities related to the insurance activity. As of December 31, 2012 and December 31, 2011, the breakdown of this account was as follows:

	12.31.12	12.31.11
Debts with Insureds	58,385	33,255
Debts with Reinsurers	4,607	5,290
Debts with Co-insurers	1,496	30
Debts with Insurance Brokers	19,683	13,877
Statutory Reserves	131,498	112,836
Others	5,562	3,436

Total	221,231	168,724

NOTE 21. MEMORANDUM ACCOUNTS – CONTROL DEBIT ACCOUNTS—OTHERS

As of December 31, 2012 and December 31, 2011, the breakdown of “Control Debit Accounts—Others” was as follows:

	12.31.12	12.31.11
Securities Held in Custody	16,640,504	11,764,572
Values for Collection	6,527,907	4,716,946
Security Agent Function	6,837,536	6,034,240
Others	1,083,917	635,942

Total	31,089,864	23,151,700

NOTE 22. TRUST AND SECURITY AGENT ACTIVITIES

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds $	Maturity Date (1)
04.10.07	Sullair	7	01.31.13
02.12.08	Sinteplast	8	01.28.13
12.21.09	Las Blondas	10	04.30.14
12.07.10	Fondo Fiduciario Aceitero	3,687	12.31.13
12.20.10	Tecsan II	5,812	12.28.13
07.26.11	Tecsan III	95,830	07.28.16
10.21.11	Coop. de Trab. Portuarios	1,000	10.21.13
03.21.12	Latinoamericana III	20,464	04.30.15
03.29.12	Benito Roggio II	100,000	03.30.15

	Total	226,818

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

b) Financial Trust Contracts:

Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		$	US$
07.13.05	Rumbo Norte I	113	4	03.31.13	(3)
10.12.05	Hydro I	10,118	—	09.05.17	(2)
12.05.06	Faid 2011	919	—	06.30.13	(3)
12.06.06	Gas I	19,432	—	12.31.13	(3)
09.05.07	Saturno VII	109	—	03.31.13	(3)
05.06.08	Agro Nitralco II	1,191	—	06.30.13	(3)
05.14.09	Gas II	4,677,057	—	12.31.22	(3)
02.10.11	Cag S.A.	36,283	—	06.30.13	(3)
03.22.11	Atanor	67	—	03.31.13	(3)
04.25.11	Faid 2015	66,536	—	02.29.16	(3)
06.08.11	Mila III	22,254	—	10.31.16	(3)
09.01.11	Mila IV	28,739	—	06.30.17	(3)
09.14.11	Cag S.A. II	41,779	—	12.31.13	(3)
10.07.11	Sursem III	10,871	—	09.30.13	(3)
11.02.11	Fideicred Agro I	50	—	03.31.13	(3)
05.31.12	Fideicred Agro I Series I	44,298	—	05.31.16	(3)
12.27.12	Pla	5,602	—	05.31.16	(3)

	Totals	4,965,418	4

(2)	These amounts shall be released monthly until redemption of debt securities.
(3)	Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

c) Banco de Galicia y Buenos Aires S.A.´s activities as Security Agent:

c.1) Under the terms and conditions for the issuance of Class I Notes for US$ 25,000 corresponding to INVAP S.E., Banco de Galicia y Buenos Aires S.A. entered into an agreement with the latter whereby the Bank undertakes the function of Security Agent.

Pursuant to the terms set forth in the above agreement, INVAP S.E. granted in rem rights with first pledge and privilege over payment rights and any other credit right owned by INVAP S.E. in favor of the Security Agent and in representation of the holders of the secured Notes, in order that the latter can guarantee compliance thereof until the redemption of such Notes.

Banco de Galicia y Buenos Aires S. A., in its capacity as Security Agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of December 31, 2012 amount to US$ 26,311 and $ 75, while as of December 31, 2011 said balances amounted to US$ 38,063 and $ 57.

c.2) On April 8, 2011, Banco de Galicia y Buenos Aires S.A. was appointed Security Agent to custody the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) that were assigned in favor of Nación Fideicomisos S.A. in its capacity of Trustee of “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Said endorsement guarantees secure the payment of all obligations arising from the above-mentioned trusts.

Banco de Galicia y Buenos Aires S.A., in its capacity as Security Agent, will custody the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of December 31, 2012 and December 31, 2011, the balances recorded from these transactions amount to US$ 1,364,097 and $ 408.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 23. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

The balances of assets and liabilities in foreign currency (mainly in U.S. Dollars) as of December 31, 2012 and December 31, 2011 are detailed as follows.

Assets	12.31.12	12.31.11
Cash and Due from Banks	3,589,051	2,769,587
Government and Private Securities	247,158	57,335
Loans	2,690,252	4,290,584
Other Receivables Resulting from Financial Brokerage	640,479	553,188
Receivables from Financial Leases	32,624	35,787
Equity Investments	23,712	2,212
Miscellaneous Receivables	23,472	44,648
Unallocated Items	123	345
Other Assets	557	17

Total	7,247,428	7,753,703

Liabilities	12.31.12	12.31.11
Deposits	3,132,653	4,535,817
Other Liabilities Resulting from Financial Brokerage	4,030,942	5,668,794
Miscellaneous Liabilities	13,994	21,143
Subordinated Notes	1,188,015	984,364
Unallocated Items	161	286
Other Liabilities	2,763	115

Total	8,368,528	11,210,519

The management and mitigation of currency risk are described in Note 36 on risk management policies.

NOTE 24. BREAKDOWN OF THE ITEMS RECORDED UNDER “OTHERS” IN THE INCOME STATEMENT

Financial Expenses	12.31.12	12.31.11
Turnover Tax	572,598	367,392
Premiums for Repo Transactions	34,592	28,595
Others	48,195	11,292

Total	655,385	407,279

Income from Services	12.31.12	12.31.11
Commissions from Cards	1,892,698	1,511,741
Commissions from Insurance	163,702	132,177
Others	545,889	210,323

Total	2,602,289	1,854,241

Expenses For Services	12.31.12	12.31.11
Turnover Tax	258,251	184,858
Related to Credit Cards	393,236	329,175
Others	165,993	96,580

Total	817,480	610,613

Miscellaneous Income	12.31.12	12.31.11
Income from Sale of Bank Premises and Equipment	835	1,489
Income from Transactions with Miscellaneous Assets	4,447	1,910
Leases	1,977	1,330
Adjustments and Interest from Miscellaneous Receivables	54,129	67,488
Income from Lawsuits	12,776	10,089
Others	45,507	56,978

Total	119,671	139,284

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Miscellaneous Losses	12.31.12	12.31.11
Adjustment to Interest on Miscellaneous Liabilities	679	811
Claims	8,189	6,355
Donations	14,829	11,411
Turnover Tax	5,884	5,697
Income from Financial Leases Taken on	1,205	648
Others	28,949	21,106

Total	59,735	46,028

NOTE 25. INCOME FROM INSURANCE ACTIVITIES

As of December 31, 2012 and December 31, 2011, the breakdown of “Income from Insurance Activities” was as follows:

	12.31.12	12.31.11
Premiums and Surcharges Accrued	894,878	697,901
Claims Accrued	(120,717)	(87,776)
Surrenders	(4,631)	(7,807)
Life and Ordinary Annuities	(3,123)	(3,545)
Underwriting and Operating Expenses	(127,989)	(68,279)
Other Income and Expenses	13,453	(73,047)

Total	651,871	457,447

NOTE 26. MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Corporations Law, which amount to $ 100.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment, miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of December 31, 2012 and December 31, 2011, minimum capital requirements were as follows:

Date	Capital Required	Computable Capital	Computable capital as a % of the capital requirement
12.31.12	4,265,382	5,610,375	131.53
12.31.11	2,860,486	4,416,112	154.38

The Argentine Central Bank introduced some modifications to the determination of the regulation on “Minimum Capital Requirements for Financial Institutions”.

The modifications with regard to the minimum capital requirements associated to credit risk shall be in force since January 1, 2013, while those associated to computable regulatory capital shall be in force since February 1, 2013.

Even though Banco de Galicia y Buenos Aires S.A. is currently analyzing and determining the effects resulting from the aforementioned modifications, it believes they shall not have a significant impact with regard to the regulations in force.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 27. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of December 31, 2012 and December 31, 2011:

	12.31.12	12.31.11
Income for the Fiscal Year	1,336,215	1,106,943
Outstanding Ordinary Shares Weighted Average	1,241,407	1,241,407
Diluted Ordinary Shares Weighted Average	1,241,407	1,241,407
Earnings per Ordinary Share
Basic	1.076371	0.891684
Diluted	1.076371	0.891684

NOTE 28. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

The Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. In the event said reserve is reduced for any reason, no profits can be distributed until its total refund.

The Argentine Central Bank set rules for the conditions under which financial institutions can make the distribution of profits. According to the new scheme, profits can be distributed as long as results of operations are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Unappropriated Retained Earnings: The difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

Moreover, in order for a financial institution to be able to distribute profits, such institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

For these purposes, this shall be done by deducting from its assets and Unappropriated Retained Earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital pursuant to Communiqué “A” 4576.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

In addition to the above-mentioned, the Argentine Central Bank requires that computable capital be in excess over the minimum capital requirements, equal to 75%, the latter including the requirement with regard to operational risk determined as from February 2012, which is computed at 100%.

Regulations in force until January 27, 2012 set such percentage at 30% and did not consider the requirement with regard to operational risk. Such additional capital requirement shall be 15% of the average of financial income and net income from services corresponding to the last 36 months before the calculation date, excluding some items that are considered extraordinary or not closely related to operational capacity. The Argentine Central Bank has set forth compliance with such requirement gradually, reaching 100% in December 2012.

Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendence of Financial and Foreign Exchange Institutions, whose intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below $ 300,000.

Pursuant to the Price Supplement of Class XIII Notes, as well as in accordance with certain financial loan contracts, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the event of any excess over certain indebtedness ratios.

NOTE 29. STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	12.31.12	12.31.11	12.31.10
Cash and Due from Banks	8,345,015	6,418,891	5,645,571
Instruments Issued by the Argentine Central Bank	2,202,108	1,727,708	1,023,935
Reverse Repo Transactions with the Argentine Central Bank	38,497	1,502,731	—
Interbank Loans—(Call Money Loans Granted)	84,000	126,000	32,500
Overnight Placements in Banks Abroad	277,528	65,981	215,282
Other Cash Placements	376,830	402,862	526,229

Cash and Cash Equivalents	11,323,978	10,244,173	7,443,517

NOTE 30. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98, dated September 24, 1998, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. As of January 2011, said amount has been established at $ 120.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey it conducted. Deposits acquired through endorsement and placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (SE.DE.S.A.). SE.DE.S.A.’s shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

As of January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 31. NATIONAL SECURITIES COMMISSION (“C.N.V.”)

Resolution No. 368/01

As of December 31, 2012, Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity exceeds that required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V., to act as an over-the-counter broker.

Furthermore, in compliance with Section 32 of Chapter XI of that Resolution, in its capacity as depository of the mutual funds “FIMA ACCIONES”, “FIMA P.B. ACCIONES”, “FIMA RENTA EN PESOS”, “FIMA RENTA EN DOLARES”, “FIMA AHORRO PESOS”, “FIMA RENTA PLUS”, “FIMA RENTA CORTO PLAZO”, “FIMA NUEVO RENTA EN DOLARES”, “FIMA GLOBAL ASSETS”, “FIMA RENTA LATINOAMERICANA,” “FIMA PREMIUM”, “FIMA AHORRO PLUS”, “FIMA OBLIGACIONES NEGOCIABLES” and “FIMA CAPITAL PLUS” as of December 31, 2012, Banco de Galicia y Buenos Aires S.A. holds a total of 2,088,314,216 units under custody for a market value of $ 3,595,117, which is included in the “Depositors of Securities Held in Custody” account. As of December 31, 2011, the securities held in custody totaled 1,145,625,736 units and their market value amounted to $ 1,961,545.

NOTE 32. SECURED LIABILITIES FROM FORMER BANCO ALMAFUERTE COOP. LTDO.

Due to the dissolution of former Banco Almafuerte Coop. Ltdo., the Company has undertaken certain secured liabilities corresponding to five branches of said institution, receiving a Class “A” Participation Certificate in Nues Trust, and it has participated in the creation of a Special Fund. Both transactions were carried out pursuant to Resolution No. 659 dated November 27, 1998, adopted by the Argentine Central Bank’s Board of Directors within the framework of Section 35 bis, subsections a) and b), item II of the Financial Institutions Law.

On June 30, 2006, a new agreement was entered into between the holders of Class “A” Participation Certificates in the Nues Trust and the contributors to the Special Fund, aimed at achieving the full settlement of the Unpaid Balances of Class “A” Participation Certificates and the later dissolution of the Special Fund.

On July 6, 2010, the Unpaid Balance of Class “A” Participation Certificates has been fully settled and the balance of the Special Fund has been partially settled. Only a remaining balance equivalent to the original contribution to the Special Fund is pending settlement.

As of December 31, 2012, the balance of the Special Fund amounts to $ 176,173. As of December 31, 2011, such balance amounted to $ 174,091.

NOTE 33. SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustor:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred			Book Value of Securities Held in Own Portfolio
								12.31.12	12.31.11
Galtrust I	10.13.00	02.04.18	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$	490,224	(*)	673,981	538,768
Galicia	04.16.02	05.06.32	Bapro Mandatos y Negocios S.A.	National Government Promissory Note Bonds in Pesos at 2% due 2014 (2)		$108,000		136,692	121,520

(*)	The remaining US$ 9,776 was transferred in cash.
(1)	In exchange for loans to the Provincial Governments.
(2)	In exchange for secured loans.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

b) Financial trusts in own portfolio:

	12.31.12	12.31.11
Received as Loan Repayment	143,911	112,924
Acquired as Investment	305,648	315,641

NOTE 34. SEGMENT REPORTING

Grupo Financiero Galicia S.A. measures the performance of each of its business segments mainly in terms of “Net Income”. The segments defined are made up of one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.

Below there is a description of each business segment’s composition:

Banks: It represents the banking business results of operations and includes the results of operations of subsidiaries Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. (in liquidation) and Galicia (Cayman) Limited.

Regional Credit Cards: This segment represents the results of operations of the regional credit card business and includes the results of operations of Tarjetas del Mar S.A. and Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Procesadora Regional S.A., Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

Personal Loans – CFA: This segment includes the results of operations of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Sudamericana Asesores de Seguros S.A.

Other Businesses: This segment shows the results of operations of Galicia Warrants S.A. and Net Investment S.A. As of December 31, 2011, it also included the results of operations of Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. (in liquidation).

Adjustments: This segment includes results of operations other than those related to the preceding segments and consolidation adjustments, eliminations corresponding to transactions conducted between consolidated companies and minority interest.

	Banks	Regional Credit Cards	Personal Loans—CFA	Insurance	Other Businesses	Adjustments	12.31.12
Net Financial Income	3,188,411	1,169,228	792,607	54,247	275	(16,390)	5,188,378
Net Income from Services	1,477,162	2,052,836	80,011	—	23,197	(433,196)	3,200,010

Net Operating Income	4,665,573	3,222,064	872,618	54,247	23,472	(449,586)	8,388,388

Provision for Loan Losses	593,295	580,143	173,864	—	—	—	1,347,302
Administrative Expenses	3,094,587	2,014,055	524,948	131,821	12,856	(4,633)	5,773,634

Operating Income	977,691	627,866	173,806	(77,574)	10,616	(444,953)	1,267,452

Income from Insurance Companies’ Activities	—	—	—	257,386	—	394,485	651,871
Income from Equity Investments	696,857	(9,061)	172	(185)	—	(570,363)	117,420
Minority Interest Loss	—	(9,779)	—	—	—	(176,624)	(186,403)
Miscellaneous Income, Net	(31,434)	176,789	136,049	(93)	1,623	(7,781)	275,153

Net Income before Income Tax	1,643,114	785,815	310,027	179,534	12,239	(805,236)	2,125,493

Income Tax	342,000	351,010	94,003	63,785	4,375	(65,895)	789,278

Net Income for the Fiscal Year	1,301,114	434,805	216,024	115,749	7,864	(739,341)	1,336,215

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	Banks	Regional Credit Cards	Personal Loans—CFA	Insurance	Other Businesses	Adjustments	12.31.11
Net Financial Income	2,362,549	701,587	655,534	47,510	680	(24,317)	3,743,543
Net Income from Services	1,095,450	1,571,092	36,014	—	19,182	(270,035)	2,451,703

Net Operating Income	3,457,999	2,272,679	691,548	47,510	19,862	(294,352)	6,195,246

Provision for Loan Losses	494,109	270,390	78,871	—	—	—	843,370
Administrative Expenses	2,302,358	1,402,148	373,481	103,214	21,786	2,224	4,205,211

Operating Income	661,532	600,141	239,196	(55,704)	(1,924)	(296,576)	1,146,665

Income from Insurance Companies’ Activities	—	—	—	200,436	—	257,011	457,447
Income from Equity Investments	700,261	13,039	(88)	—	(73)	(580,443)	132,696
Minority Interest Loss	—	(106,418)	—	—	—	(64,544)	(170,962)
Miscellaneous Income, Net	71,180	128,163	94,601	(1,431)	3,881	(1,434)	294,960

Net Income before Income Tax	1,432,973	634,925	333,709	143,301	1,884	(685,986)	1,860,806

Income Tax	325,700	287,906	111,143	50,330	2,586	(23,802)	753,863

Net Income for the Fiscal Year	1,107,273	347,019	222,566	92,971	(702)	(662,184)	1,106,943

The accounting measurement of assets and liabilities allocated to the abovementioned segments is as follows:

	12.31.12	12.31.11
Government and Private Securities	3,627,144	5,230,863
Loans	42,592,979	30,904,527
Other Receivables Resulting from Financial Brokerage	4,418,571	5,013,791
Receivables from Financial Leases	848,264	593,104
Other Assets	145,352	91,520

Total Assets	51,632,310	41,833,805

	12.31.12	12.31.11
Deposits	39,945,180	30,135,137
Other Liabilities Resulting from Financial Brokerage	14,281,657	13,927,139
Subordinated Notes	1,188,015	984,364
Other Liabilities	221,231	168,724

Total Liabilities	55,636,083	45,215,364

NOTE 35. CONTINGENCIES

TAX ISSUES

Banco de Galicia y Buenos Aires S.A.

At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (in different degrees of completion) of conducting audits and assessments mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

As regards the assessment of tax collection authorities from the Autonomous City of Buenos Aires, within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the assessment of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the Court ordered the A.G.I.P. to refrain from starting tax enforcement proceedings or else requesting precautionary measures for such purpose.

With regard to the Autonomous City of Buenos Aires’ claims on account of other items, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Settlement of Tax Liabilities in Arrears (Law No. 3,461 and the related regulations), which envisaged the total relief of interest and fines. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities. Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

These proceedings and their possible effects are constantly being monitored by management. Even though Banco de Galicia y Buenos Aires S.A. considers it has complied with its tax liabilities in full pursuant to current regulations, the provisions deemed adequate pursuant to the evolution of each proceeding have been set up.

Tarjetas Regionales S.A.

At the date of these consolidated financial statements, the Argentine Revenue Service (“A.F.I.P.”), Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in different degrees of completion. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.’s subsidiaries and to Tarjeta del Mar S.A. Therefore, the companies are taking the corresponding administrative and legal steps in order to resolve such issues. The original amount claimed for taxes amounts to approximately $ 9,881.

Based on their tax advisors’ opinions, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

However, since the final outcome of these measures cannot be foreseen, provisions have been set up to cover such contingencies.

Compañía Financiera Argentina S.A.

The A.F.I.P. conducted audits on fiscal years 1998 and 1999, not accepting certain uncollectible loans to be recorded as uncollectible receivables deductible from income tax and minimum presumed income tax. The original amount claimed for taxes by the tax collection authorities totals $ 2,094.

Since the final resolution of this controversy is still uncertain, provisions have been set up to cover such contingencies.

CONSUMER PROTECTION ASSOCIATIONS

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco de Galicia y Buenos Aires S.A. regarding the collection of certain financial charges.

The Bank expects that the resolution of these controversies will not have a significant impact on its financial condition.

NOTE 36. RISK MANAGEMENT POLICIES

The tasks related to risk information and internal control of each of the controlled companies are defined and carried out rigorously. This particularly affects Banco Galicia y Buenos Aires S.A., where requirements are stringent as it is a financial institution regulated by the Argentine Central Bank. Apart from applicable local regulations, Grupo Financiero Galicia S.A., in its capacity as a listed company in the United States, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes-Oxley Act (“Sarbanes-Oxley”). Corporate risk management is monitored by the Audit Committee, which as well gathers and analyzes the information submitted by the main controlled companies.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The specific function of the comprehensive management of Banco de Galicia y Buenos Aires S.A.’s risks (credit, financial and operational risks) has been allocated to the Risk Management Division, guaranteeing its independence from the rest of the business areas since it directly reports to Banco de Galicia y Buenos Aires S.A.’s General Division.

The risk managed by the Anti-Money Laundering Unit (control and prevention of asset laundering, funding of terrorist activities and other illegal activities) is added to the risks allocated to the Risk Management Division. The goal of both divisions is to guarantee the Board of Directors that they are fully aware of the risks the Bank is exposed to, and they are in charge of designing and proposing the policies and procedures necessary to mitigate and control such risks.

FINANCIAL RISKS

Short- and medium-term financial risks are managed within the framework of policies approved by Banco de Galicia y Buenos Aires S.A.’s Board of Directors, which establishes limits to various risk exposures and also analyzes their interrelation.

LIQUIDITY

Daily liquidity is managed according to the set strategy, which seeks to keep liquid resources adequate for the business needs, harmonizing the balance between yield and risk and reaching a liquidity level sufficient to mitigate the adverse effects caused by irregular variations in loans and deposits, in addition to coping with “stress” situations.

The current liquidity policy in force provides for setting limits and monitoring a) liquidity as it relates to stock: a level of “Management Liquidity” was established as the excess over legal minimum cash requirements, taking into consideration the characteristics and behavior of Banco de Galicia y Buenos Aires S.A.’s different liabilities and the liquid assets that make up such liquidity; and b) cash flow liquidity: gaps between the contractual maturities of consolidated financial assets and liabilities are analyzed and monitored. There is a cap for the gap between maturities, determined based on the gap accumulated against total liabilities permanently complied with during the first year.

Furthermore, the policy sets forth a contingency plan, by currency type, that determines the steps to be taken and the assets from which additional liquid resources can be obtained.

With the goal of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among its main customers.

CURRENCY RISK

For purposes of the management and mitigation of the “Currency Risk”, two other currencies have been defined apart from the Argentine Peso: assets and liabilities adjusted by C.E.R. and foreign currency. Banco de Galicia y Buenos Aires S.A.’s current policy in force establishes limits in terms of maximum “net asset positions” (assets denominated in a currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a currency which are lower than the liabilities denominated in such currency) for mismatches in “Pesos adjusted by C.E.R.” and in foreign currency, as a proportion of Banco de Galicia y Buenos Aires S.A.’s regulatory capital, on a consolidated basis.

An adequate balance between assets and liabilities denominated in foreign currency is what characterizes the management strategy for this risk factor, seeking to achieve a full coverage of long-term asset-liability mismatches and allowing a short-term mismatch management margin that contributes to the possibility of improving certain market situations. Short- and long-term goals are attained by appropriately managing assets and liabilities and by using the financial products available in our market, particularly “dollar futures” both in institutionalized markets (M.A.E. and RO.F.EX.) and in forward transactions performed with customers.

Transactions in foreign currency futures (Dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

INTEREST RATE RISK

Banco de Galicia y Buenos Aires S.A.’s exposure to the “interest rate risk”, as a result of interest rate fluctuations and the different sensitivity of assets and liabilities, is managed according to the strategy approved. On the one hand, it considers a short-term horizon, seeking to keep the net financial margin within the levels set by the policy. On the other hand, it considers a long-term horizon, the purpose of which is to mitigate the negative impact on the economic value of Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity in the face of changes in interest rates.

From a comprehensive viewpoint of risk exposures and contributing to including a “risk premium” in the pricing process, the aim is to systematically estimate the “economic capital” used up by the structural risk as per the financial statements (interest rate risk) and the contribution of the “price risk”, in its different expressions, to using up the capital.

MARKET RISK

Trading of and/or investment in government securities, currencies, derivatives and debt instruments issued by the Argentine Central Bank, which are listed on the capital markets and the value of which varies pursuant to the variation of the market prices thereof, are included within the policy which limits the maximum authorized losses for a fiscal year.

The “price risk” (market) is daily managed according to the strategy approved, the purpose of which is to keep Banco de Galicia y Buenos Aires S.A. present in the different derivatives, variable- and fixed-income markets while obtaining the maximum return as possible on trading, without exposing the latter to excessive risk levels. Finally, the policy designed contributes to providing transparency and facilitates the perception of the risk levels to which it is exposed.

In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as “Value at Risk” is used, among other methods. This model determines intra-daily, for Banco de Galicia y Buenos Aires S.A. individually, the possible loss that could be generated by the positions in securities, derivatives and currencies under certain parameters. Furthermore, in order to measure and monitor the risk related to trading of debt instruments issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. also applies the method that estimates the change of value of a portfolio, for variations of one interest rate basis point.

CROSS-BORDER RISK

Banco de Galicia y Buenos Aires S.A.’s foreign trade transactions and management of “treasury” resources imply assuming cross-border risk positions. These exposures related to cross-border assets are in line with Banco de Galicia y Buenos Aires S.A.’s business and financial strategy, the purpose of which is to provide customers with an efficient commercial assistance and to improve the management of available liquid resources within an appropriate risk and yield environment.

TRANSFER RISK

The possibility of diversifying funding sources, as contemplated by the liquidity strategy, by obtaining resources in foreign capital markets, involves the possible exposure to potential regulatory changes that hinder or increase the cost of the transfer of foreign currency abroad to meet liability commitments. The policy that manages the risk of transferring foreign currency abroad thus contributes to the liquidity strategy and pursues the goal of reaching an adequate balance between liabilities payable to local counterparties and those payable to foreign counterparties in a return-risk proportion that is adequate for Banco de Galicia y Buenos Aires S.A.’s business and growth.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

EXPOSURE TO THE NON-FINANCIAL PUBLIC SECTOR

With the purpose of regulating risk exposures with regard to the non-financial public sector, in the national, provincial and municipal jurisdictions, the Company defined a policy which design envisages risk exposures in each jurisdiction, as well as the “possible loss” of value related to such holdings.

CREDIT RISK

Banco de Galicia y Buenos Aires S.A.’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests”, which takes place when risk management, credit and commercial duties are segregated, with respect to both retail and wholesale businesses. This allows an ongoing and efficient monitoring of the quality of assets, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and a conservative policy on allowances for loan losses.

Apart from that, this system includes the follow-up of the models for measuring the portfolio risk at the operation and customer levels, thus making it easier to detect problem loans and the related losses. This allows early detecting situations that can entail some degree of portfolio deterioration, and appropriately safeguarding the Bank’s assets.

Banco de Galicia y Buenos Aires’s Credit Risk Management and Insurance Division approves the credit risk policies and procedures, verifies compliance therewith and assesses credit risk on an ongoing basis.

As an outstanding aspect we can mention that the credit granting policy for retail banking focuses on automatic granting processes. These are based on behavior analysis models. Banco de Galicia y Buenos Aires S.A. is strongly geared towards obtaining portfolios with direct payroll deposit, which statistically have a better compliance behavior when compared to other types of portfolios.

As for the wholesale banking, credit granting is based on analyses conducted on credit, cash flow, balance sheet, capacity of the applicant. These are supported by statistical rating models.

During fiscal year 2010, the review-by-sector policy was implemented, which determines the levels of review for the economic activities belonging to the private-sector portfolio according to the concentration they show with regard to the Bank’s total credit and/or regulatory capital.

The Credit Risk Management Division also constantly monitors its portfolio through different indicators (asset quality of the loan portfolio, provision for the non-accrual portfolio, non-performance, roll rates, etc), as well as the classification and concentration thereof (through maximum ratios between the exposure to each customer, its own computable capital or regulatory capital, and that of each customer). The loan portfolio classification as well and its concentration control are carried out in accordance with the Argentine Central Bank regulations.

OPERATIONAL RISK

On July 30, 2008, Banco de Galicia y Buenos Aires S.A.’s Board of Directors approved the policy regarding operational risk management, pursuant to the guidelines established by the Bank in such respect, and within the framework of the provisions determined by the Argentine Central Bank in Communiqué “A” 4793 and supplementary regulations.

Banco de Galicia y Buenos Aires S.A. started to implement an operational risk management system in a progressive manner and through a schedule determined in such Communiqué.

Furthermore, the Bank incorporated an operational risk events database that complies with the reporting requirements set forth in Communiqué “A” 4904 of the Argentine Central Bank.

Banco de Galicia y Buenos Aires S.A. adopts the definition of operational risk determined by the Argentine Central Bank and the best international practices. Operational risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or else because of external events. This definition includes legal risk, but does not include strategic and reputation risks.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Banco de Galicia y Buenos Aires S.A.’s Board of Directors, the Risk Management Committee, the Risk Management Division, the Operational Risk Management Unit, the Legal Operational Risk Committee, the Operating Risk Committee and the Wholesale and Retail Banking and Support divisions have their roles and responsibilities as regards this risk clearly defined.

Banco de Galicia y Buenos Aires S.A.’s Risk Management Division, a functional area that reports to the General Manager, is responsible for the comprehensive management of the Bank’s three different categories of risk: financial, credit and operational risk. The Bank has a specific and independent unit for the management of each particular risk.

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent to its products, activities, processes and material systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Furthermore, before launching or introducing new products, activities, processes or systems, their inherent operational risk is properly assessed.

Banco de Galicia y Buenos Aires S.A.’s purpose is to consider a methodological approach regarding operational risk management, with an emphasis on encouraging continuous improvements in the assessment practices, which will allow the following: identification, assessment, monitoring, control and mitigation of the different risks inherent to the business and banking operations.

The minimum capital requirement for the operational risk is determined according to Communiqué “A” 5272 of the Argentine Central Bank and supplementary regulations.

ASSET LAUNDERING, FUNDING OF TERRORIST ACTIVITIES AND OTHER ILLEGAL ACTIVITIES RISK

As regards the control and prevention of money laundering, Banco de Galicia y Buenos Aires S.A. complies with the Argentine Central Bank regulations and Law No. 25246, as amended.

Such laws amend the Criminal Code by including asset laundering in the types of crime and create the Financial Information Unit (Unidad de Información Financiera), under the jurisdiction of the Argentine Ministry of Justice. The Financial Information Unit is the regulatory agency in charge of analyzing, addressing and reporting the regulations governing this risk to the persons bound by law.

Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures that are applied using a “risk-based approach”. Said policies and procedures facilitate the monitoring of transactions, pursuant to the “risk profile of customers”, in order to detect such transactions that should be considered unusual and to report them to the Financial Information Unit as necessary. The Anti-Money Laundering Unit (Unidad Antilavado) is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization by drafting the related handbooks and training all employees. In addition, the management of this risk is regularly reviewed by Internal Audit.

Banco de Galicia y Buenos Aires S.A. has appointed a director to be in charge of this risk and has created a committee responsible for planning and coordinating the policies approved by the Board of Directors, as well as enforcing compliance therewith. It is worth noting that the basic principles on which the regulations regarding prevention and control of this risk are based are in line with the best international practices in force in such respect.

NOTE 37. CORPORATE GOVERNANCE TRANSPARENCY POLICY

GRUPO FINANCIERO GALICIA S.A.

Grupo Financiero Galicia S.A.’s Board of Directors is the Company’s highest management body. It is made up of eight directors and four alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As set out in its bylaws, the term of office for both directors and alternate directors is three years; they are partially changed every year and may be reelected indefinitely.

The Company complies with the appropriate standards regarding total number of directors, as well as the number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Company carries out its activities, from three to nine directors.

The Board of Directors complies, in every relevant aspect, with the recommendations included in the Code on Corporate Governance as schedule to General Resolution No. 606/12 issued by the C.N.V. (which modifies General Resolution No. 516/07).

It also monitors the application of the corporate governance policies provided for by the regulations in force through the Audit Committee and the Committee for Information Integrity. Periodically, the Committees provide the Board of Directors with information, and the Board gets to know the decisions of each Committee. What is appropriate is transcribed in the minutes drafted at the Board of Directors’ meetings.

The Audit Committee set by Capital Markets Law No. 26831 and the C.N.V.’s regulations is formed by three directors, two of whom are independent directors, and the Committee for Information Integrity’s mission is to comply with the provisions of Sarbanes-Oxley .

Basic Holding Structure

Grupo Financiero Galicia S.A. is the holding company of a group whose main asset is the controlling equity interest in Banco de Galicia y Buenos Aires S.A. (which currently represents 94.929658% of Banco Galicia’s capital stock. The latter, as a banking institution, is subject to certain regulatory restrictions imposed by the Argentine Central Bank. In particular, Banco de Galicia y Buenos Aires S.A. can only hold a 12.5% interest in the capital stock of companies that do not carry out activities considered supplementary by the Argentine Central Bank. Therefore, Grupo Financiero Galicia S.A. holds, either directly or indirectly, the remaining interests in several companies. In addition, Grupo Financiero Galicia indirectly holds a number of equity investments in supplementary companies that belong to Banco de Galicia y Buenos Aires S.A. as controlling company.

It is worth noting that Grupo Financiero Galicia S.A. is a company whose purpose is solely to conduct financial and investment activities as per Section 31 of the Corporations Law, that is to say, it is a holding company whose activity involves managing its equity investments, assets and resources. This explains its limited personnel structure, as well as the fact that many of the business organization requirements, common for large institutions, cannot be applied.

One should note that Grupo Financiero Galicia S.A. is technically under the control of a holding company, EBA Holding S.A., because the latter holds the majority of votes at the Shareholders’ Meetings, although it does not have any managerial functions over the Company and the Company has no group relationship with EBA Holding S.A. No director of EBA Holding S.A. is a director of Grupo Financiero Galicia S.A.

Compensation Systems

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws.

The Audit Committee expresses its opinion on whether compensation proposals for Directors are reasonable, taking into consideration market standards.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Business Conduct Policy

Grupo Financiero Galicia has consistently shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with respect to the disclosure of strategic business issues.

Code of Ethics

Grupo Financiero Galicia S.A. has a Code of Ethics formally approved that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics.

BANCO DE GALICIA Y BUENOS AIRES S.A.

Banco de Galicia y Buenos Aires S.A.’s Board of Directors is the Bank’s highest management body. It is made up of seven directors and five alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

Banco de Galicia y Buenos Aires S.A. complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Bank carries out its activities, from three to nine directors.

The General Shareholders’ Meeting has the power to establish the number of directors, both independent and non-independent ones, and appoint them. Out of the seven directors, two are independent. In addition, three of the alternate directors are independent. The independence concept is defined in the regulations set forth by the C.N.V. and the Argentine Central Bank regulations.

As regards prevention of conflicts of interest, the provisions set forth in the Corporations Law and the Capital Markets Law are applicable.

As set out in the bylaws, the term of office for both directors and alternate directors is three years; two thirds of them (or a fraction of at least three) are changed every year and may be reelected indefinitely.

The Board of Directors’ meeting is held at least once a week and when required by any director. The Board of Directors is responsible for Banco de Galicia y Buenos Aires S.A.’s general management and makes all the necessary decisions to such end. The Board of Directors’ members also take part, to a higher or lesser extent, in the committees created. Therefore, they are continuously informed about the Bank’s course of business and become aware of the decisions made by such bodies as transcribed into minutes.

Additionally, the Board of Directors receives a monthly report prepared by the General Manager, the purpose of which is to report the material issues and events addressed at the different meetings held between him and Senior Management. The Board of Directors becomes aware of such reports, as evidenced in the minutes.

In connection with directors’ training and development, Banco de Galicia y Buenos Aires S.A. has a program, which is reviewed every six months, whereby they regularly attend courses and seminars of different kinds and subjects.

It may be said that Banco de Galicia y Buenos Aires S.A.’s executives, including directors, have proved updated knowledge and skills, and that the Board of Directors’ performance is the most effective, which corresponds with the current dynamics of this body.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

According to the activities carried out by Banco de Galicia y Buenos Aires S.A., effective laws and corporate strategies, the following commissions and committees have been created to achieve an effective control over all activities performed by the Bank:

• Risk Management Committee

It is in charge of approving risk management strategies, policies, processes and procedures, with the related contingency plans, establishing the specific limits for each risk exposure and approving, when appropriate, the temporary limit excesses and becoming aware of each risk position and compliance with policies.

• Credit Committee.

This committee’s function is to review loans greater than $ 60,000 and all loans to be granted to financial institutions (local or foreign) and related customers.

• Asset and Liability Management Committee

It is in charge of analyzing the growth of the Bank’s business from a financial perspective regarding fundraising and its placement in different assets. This committee is also responsible for the control of liquidity, interest-rate and currency mismatches. It is also in charge of analyzing and recommending business areas, measures related to the management of interest-rate and currency mismatches, and maturity gaps in order to maximize financial and foreign exchange income within acceptable parameters of risk and use of capital, and proposing changes to such parameters, as deemed necessary.

• Information Technology Committee

It is in charge of supervising and approving new systems’ development plans and budgets, as well as supervising these systems’ budget controls. It is also responsible for approving the general design of the systems’ structure, the main processes and systems implemented, and quality supervision.

• Audit Committee (Argentine Central Bank)

The Audit Committee is responsible for helping, within the framework of its specific functions, the Board of Directors with: (1) internal controls, individual and corporate risk management and compliance with the standards established by the Bank, the Argentine Central Bank and effective laws; (2) the issuance of financial statements; (3) the external auditor’s suitability and independence; (4) the Internal and External Audit’s performance; (5) the solution to the observations made by the Internal and External Audits, the Argentine Central Bank and other regulatory agencies; and (6) evaluation and approval of the follow-up of the implementation of recommendations. It is also responsible for coordinating the Internal and External Audit functions.

• Audit Committee (National Securities Commission)

Public companies are required to have an Audit Committee. This committee’s mission is to provide the Board of Directors with assistance in overseeing the financial statements, as well as in the task of controlling Banco de Galicia y Buenos Aires S.A. and its controlled companies and companies it owns a stake in.

• Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities

Its mission is to plan, coordinate and ensure compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the Board of Directors, taking into consideration effective regulations. It is also responsible in this regard for designing internal controls, personnel training plans and ensuring compliance by the Internal Audit.

• Committee for Information Integrity

Its mission is to comply with the provisions of Sarbanes-Oxley.

• Human Resources Committee

It is in charge of promotions and appointments, transfers, turnovers, development, staff and compensation for the personnel included in nine salary levels and above.

• Planning and Management Control Committee

It is in charge of analyzing, defining and following up the consolidated balance sheet and income statement.

• Business and Segment Management Committee

It is in charge of analyzing, defining and following businesses and segments.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

• Crisis Committee

It is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to tackle it.

• Finance Committee – Consumer Banking

It is in charge of analyzing the financial evolution and the funding needs of companies devoted to the provision of financing to consumers, as well as analyzing the evolution of the credit portfolio.

Banco de Galicia y Buenos Aires S.A. considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:

• Retail Banking Division

• Wholesale Banking Division

• Finance Division

• Comprehensive Corporate Services Division

• Organizational Development and Human Resources Division

• Risk Management Division

• Credit Division

• Strategic Planning and Management Control Division

Senior Management’s main duties are as follows:

• Ensure that the Bank’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.

• Implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the Board of Directors and ensure that the latter receives material, full and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.

• Monitor the managers from different divisions, in line with the policies and procedures set by the Board of Directors and establish an effective internal control system.

Basic Holding Structure

Banco de Galicia y Buenos Aires S.A.’s majority shareholder is Grupo Financiero Galicia S.A., which holds 94.929658% of the capital stock and 94.929661% of votes. In turn, Banco de Galicia y Buenos Aires S.A. holds a number of equity investments in supplementary companies as controlling company, as well as minority interests that do not exceed the percentage stated in companies whose controlling company is its own controlling company. From a business point of view, this structure allows the Bank to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions and this is so when Banco de Galicia y Buenos Aires S.A. holds either a majority or minority interest. Grupo Financiero Galicia S.A.’s Board of Directors submits to the Shareholders’ Meeting’s vote which shall be Grupo Financiero Galicia’s vote, in its capacity as controlling company, at Banco de Galicia y Buenos Aires’s Shareholders’ Meeting. The same method of transparency and information as to its controlled companies and companies it owns a stake in is applied at the Bank’s Shareholders’ Meetings, which are always attended by directors and officers thereof and the Board of Directors always provides detailed information about the Company’s activities.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information Related to Personnel Economic Incentive Practices

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws. The Human Resources Committee establishes the compensation policy for Banco de Galicia y Buenos Aires S.A.’s personnel. The Management Assessment System has been designed, including both qualitative and quantitative Key Performance Indicators. In addition, Banco de Galicia y Buenos Aires S.A. has variable compensation and economic incentive policies for the rest of the personnel that are associated with the results of the performance evaluation and the Bank’s results of operations. The conclusions of the variable compensation system and the related changes are analyzed by the Human Resources Committee.

Business Conduct Policy and/or Code of Ethics

Banco de Galicia y Buenos Aires S.A. has a Code of Ethics formally approved that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics, with the involvement of the Organizational Development and Human Resources Management.

NOTE 38. CREDIT LINES FOR THE PRODUCTIVE INVESTMENT

The Argentine Central Bank established the conditions to grant loans under the program “Credit Lines for the Productive Investment”, aimed at financing specific-purposes investment projects. The minimum conditions for the placement of the aforementioned line of credit are as follows:

2012 Quota: Amount equivalent to 5% of the monthly average of daily balances of deposits in the non-financial private sector in Pesos for June 2012.

2013 Quota: Amount equivalent to 5% of the deposits mentioned in the previous paragraph calculated with regard to the balance at the end of November 2012.

The interest rate to be earned by financial institutions shall be up to a fixed nominal 15.01% rate per annum for the 2012 quota and a fixed nominal 15.25% rate per annum for the 2013 quota, at least for three years. With regard to the remaining term, a variable rate not to exceed Badlar rate plus 400 basis points may be applied.

At fiscal year-end, Banco de Galicia y Buenos Aires S.A. has complied with the placement of the loans in accordance with the conditions set forth by the Argentine Central Bank for the quota corresponding to 2012.

NOTE 39. AMENDMENT OF THE CAPITAL MARKETS LAW

The Capital Markets Law was enacted in December 2012 and envisages a comprehensive amendment of the public offering system created by Act No. 17811, and modifications to the authorization, control and oversight mechanisms of each stage of a public offering; as well as of the actions of all the institutions and individuals under its scope. This Law came into effect on January 28, 2013.

As of the date of these financial statements, the C.N.V. has not issued the corresponding regulations.

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET

AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos

	Notes	Schedules	12.31.12	12.31.11
Assets
Current Assets
Cash and Due from Banks	2 and 11	G	404	898
Investments	9 and 11	C, D, E and G	11,574	59,425
Other Receivables	3, 9 and 11	G	36,096	10,947

Total Current Assets			48,074	71,270

Non-current Assets
Other Receivables	3, 9, 11 and 13	E and G	52,914	43,622
Investments	9	B, C and G	5,003,410	3,667,415
Fixed Assets		A	1,359	1,215

Total Non-current Assets			5,057,683	3,712,252

Total Assets			5,105,757	3,783,522

Liabilities
Current Liabilities
Financial Debt	4, 9, 11 and 16	G	141,368	98,343
Salaries and Social Security Contributions	5 and 9		1,959	2,630
Tax Liabilities	6 and 9		11,218	8,537
Other Liabilities	7, 9 and 11	G	3,053	5,883

Total Current Liabilities			157,598	115,393

Non-current Liabilities
Financial Debt	4, 9 and 16	G	78,075	116,508
Other Liabilities	7 and 9		6	6

Total Non-current Liabilities			78,081	116,514

Total Liabilities			235,679	231,907

Shareholders’ Equity (per Related Statement)			4,870,078	3,551,615

Total Liabilities and Shareholders’ Equity			5,105,757	3,783,522

The accompanying notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET – MEMORANDUM ACCOUNTS

AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos

	Notes	Schedules	12.31.12	12.31.11
Forward Purchase of Foreign Currency without Delivery of the Underlying Asset	11 and 15	G	68,842	120,512

Total			68,842	120,512

The accompanying notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

INCOME STATEMENT

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT WITH THE PREVIOUS FISCAL YEAR

Figures Stated in Thousands of Pesos

	Notes		Schedules	12.31.12	12.31.11
Net Income on Investments in Related Institutions				1,396,904	1,153,121

Administrative Expenses	11		H	(23,309)	(19,993)

Financial and Holding Loss				(35,713)	(31,751)

Generated by Assets				9,062	6,605
Interest
On Special Checking Account Deposits				13	14
On Mutual Funds				175	274
On Time Deposits	(	*)		12	98
On Promissory Notes Receivable	(	*)		146	153
Loss from Shares				(1,934)	—
Income (Loss) from Government and Corporate Securities				184	—
Foreign Exchange Gain	(	*)		10,466	6,066
Generated by Liabilities				(44,775)	(38,356)
Interest
On Financial Debt	(	*)		(23,318)	(18,136)
Others				(98)	—
Foreign Exchange Loss				(21,359)	(20,220)

Other Income and Expenses – (Loss)/Income				(1,667)	6,499

Net Income before Income Tax				1,336,215	1,107,876

Income Tax	13			—	(933)

Net Income for the Fiscal Year	14			1,336,215	1,106,943

(*)	Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

The accompanying notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT WITH THE PREVIOUS FISCAL YEAR

Figures Stated in Thousands of Pesos

Item	Shareholders’ Contributions (*)				Retained Earnings (**)			Total Shareholders’ Equity
	Capital Stock	Capital Adjustment	Premium for Negotiation of Shares in Own Portfolio	Total	Legal Reserve	Discretionary Reserve	Unappropriated Retained Earnings
Balances as of 12.31.10	1,241,407	278,131	606	1,520,144	57,462	482,993	408,901	2,469,500

Distribution of Unappropriated Retained Earnings (1)
Legal Reserve	—	—	—	—	20,445	—	(20,445)	—
Discretionary Reserve	—	—	—	—	—	363,628	(363,628)	—
Cash Dividends	—	—	—	—	—	—	(24,828)	(24,828)
Income for the Fiscal Year	—	—	—	—	—	—	1,106,943	1,106,943

Balances as of 12.31.11	1,241,407	278,131	606	1,520,144	77,907	846,621	1,106,943	3,551,615

Balances as of 12.31.11	1,241,407	278,131	606	1,520,144	77,907	846,621	1,106,943	3,551,615

Distribution of Unappropriated Retained Earnings (2)
Legal Reserve	—	—	—	—	55,347	—	(55,347)	—
Discretionary Reserve	—	—	—	—	—	1,033,844	(1,033,844)	—
Cash Dividends	—	—	—	—	—	—	(17,752)	(17,752)
Income for the Fiscal Year	—	—	—	—	—	—	1,336,215	1,336,215

Balances as of 12.31.12	1,241,407	278,131	606	1,520,144	133,254	1,880,465	1,336,215	4,870,078

(*)	See Note 8.
(**)	See Note 12.
(1)	Approved by the Ordinary Shareholders’ Meeting held on April 27, 2011.
(2)	Approved by the Ordinary Shareholders’ Meeting held on April 19, 2012.

The accompanying notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

STATEMENT OF CASH FLOWS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT WITH THE PREVIOUS FISCAL YEAR

Figures Stated in Thousands of Pesos

	Notes	12.31.12	12.31.11
Changes in Cash
Cash at Beginning of Fiscal Year	1.J	60,323	27,298
Cash at Fiscal Year-end	1.J	9,270	60,323

Net (Decrease) / Increase in Cash		(51,053)	33,025

Causes for Changes in Cash
Operating Activities
Collections for Services		1,107	1,007
Payments to Suppliers of Goods and Services		(11,803)	(10,223)
Personnel Salaries and Social Security Contributions		(8,672)	(6,814)
Payments of Other Taxes		(12,422)	(10,745)
Payments for Other Net Operating Activities		(1,779)	(6,472)

Net Cash Flow Used in Operating Activities		(33,569)	(33,247)

Investing Activities
Collections for Sales of Fixed Assets		—	146
Payments for Purchases of Fixed Assets		(306)	(296)
Collection of Dividends		40,995	133,868
Contribution to Controlled Companies		(1,641)	(850)
(Payments) / Collections of Interest, Net		(16,157)	20,458
Payments for Equity Investments		(3,270)	(25,669)

Net Cash Flow Provided by Investing Activities		19,621	127,657

Financing Activities
Payments of Loans Received, Net		(26,543)	(18,792)
Distribution of Dividends, Net of Taxes		(10,562)	(42,593)

Net Cash Flow Used in Financing Activities		(37,105)	(61,385)

Net (Decrease) / Increase in Cash		(51,053)	33,025

The accompanying notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT.

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

These financial statements have been stated in thousands of Argentine Pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 1 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company’s management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the fiscal year. The Company’s Management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made at the date these financial statements were prepared may differ from the situations, events and/or circumstances that may finally occur in the future.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the I.N.D.E.C.

The most significant accounting policies used in preparing the Financial Statements are listed below.

A. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

B. ASSETS AND LIABILITIES IN FOREIGN CURRENCY (U.S. DOLLARS AND EUROS)

The assets and liabilities in foreign currency were stated at the U.S. Dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of the fiscal year.

Assets and liabilities valued in foreign currencies other than the U.S. Dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

Interest receivable or payable has been accrued, where applicable.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT.

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

C. INVESTMENTS

C.1. Current

Special checking account deposits have been measured at their face value, plus accrued interest at fiscal year-end.

Argentine mutual fund units have been valued at fiscal year-end closing price.

The equity investment in Galval Agente de Valores S.A. as of December 31, 2012 has been recognized at its equity method as of September 30, 2012, restated at the exchange rate as of fiscal year-end. Furthermore, an allowance for impairment of value has been established.

The equity investment in GV Mandataria de Valores S.A. (in liquidation) has been recognized at its equity method as of December 31, 2012.

The holdings of government and corporate securities were valued at their closing price as of December 31, 2012. In addition, an allowance for impairment of value has been established in order to reflect their value at settlement.

C.2. Non-current

The equity investment in Banco de Galicia y Buenos Aires S.A. has been recognized at its equity method as of December 31, 2012 and December 31, 2011, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 1.16. to the consolidated financial statements from Argentine GAAP.

The equity investments in Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Compañía Financiera Argentina S.A. are recognized using the equity method as of December 31, 2012 and December 31, 2011.

The equity investments in Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. (in liquidation) have been recognized at their equity method as of December 31, 2011.

The consolidated financial statements of Sudamericana Holding S.A. have been prepared pursuant to the regulations of the Argentine Superintendency of Insurance, which differ from Argentine GAAP in the aspects mentioned in Note 1.16. to the consolidated financial statements. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

D. GOODWILL

Goodwill resulting from the acquisition of shares in other companies, which is recorded under “Investments”, has been valued at its acquisition cost, net of the corresponding accumulated amortization, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at fiscal year-end.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT.

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

E. FIXED ASSETS

Fixed Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and 600 months for real estate. See Schedule A.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at fiscal year-end.

F. FINANCIAL DEBT

Financial debt has been valued pursuant to the amount of money received, net of transaction costs, plus financial interest accrued based on the internal rate of return estimated at the initial recording time.

Financial debt in foreign currency has been valued at the benchmark U.S. Dollar exchange rate set by the Argentine Central Bank as of fiscal year-end.

G. INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 13 to the financial statements). Due to the unlikelihood that future taxable income may be enough to absorb tax loss carry-forwards, the Company has established an allowance for impairment of value with regard to such income and has not recorded tax loss carry-forwards. See Schedule E.

The Company determines the minimum presumed income tax at the effective rate of 1% of the computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year shall be determined by the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The Company has set up a provision for the minimum presumed income tax credit accrued during this fiscal year and the previous fiscal year, for $ 2,757 and $ 2,000, respectively, since its recovery is not likely at the issuance date of these financial statements. See Schedule E.

H. DERIVATIVE INSTRUMENTS

As of December 31, 2012 and December 31, 2011, derivative instruments have been valued at their estimated current value at those dates.

Differences originated as a consequence of the measurement criterion mentioned in the previous paragraph have been recognized in net income for the fiscal year.

I. SHAREHOLDERS’ EQUITY

I.1. Activity in the Shareholders’ Equity accounts has been restated as mentioned in paragraphs three and four of this Note.

The “Subscribed and Paid-in Capital” account has been stated at its face value and at the value of the contributions in the currency value of the fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the “Capital Adjustment” account.

I.2. Income and Expense Accounts

The results of operations for each fiscal year are presented in the period in which they accrue.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT.

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

J. STATEMENT OF CASH FLOWS

“Cash and Due from Banks”, investments and receivables held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	Notes	Schedules	12.31.12	12.31.11
Cash and Due from Banks	2	G	404	898
Investments		C and D	8,866	59,425

Total			9,270	60,323

NOTE 2. CASH AND DUE FROM BANKS

As of December 31, 2012 and December 31, 2011, the breakdown of the account was as follows:

	Notes	Schedules	12.31.12	12.31.11
Cash			12	11
Cash in Custody in Other Banks		G	148	628
Due from Banks – Checking Accounts	11		244	259

Total			404	898

NOTE 3. OTHER RECEIVABLES

As of December 31, 2012 and December 31, 2011, the breakdown of the account was as follows:

Current	Notes	Schedules	12.31.12	12.31.11
Tax Credits			1,321	265
Recoverable Expenses			10,283	8,257
Sundry Debtors	11		20,386	—
Promissory Notes Receivable	11	G	1,843	1,764
Prepaid Expenses			73	8
Balance of Futures Contracts to be Settled	11 and 15		2,170	—
Others			20	653

Total			36,096	10,947

Non-current	Notes	Schedules	12.31.12	12.31.11
Promissory Notes Receivable	11	G	52,901	43,621
Prepaid Expenses			12	—
Sundry Debtors			1	1

Total			52,914	43,622

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT.

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 4. FINANCIAL DEBT

As of December 31, 2012 and December 31, 2011, the breakdown of the account was as follows:

Current	Notes	Schedules	12.31.12	12.31.11
Overdrafts in Checking Accounts			—	19,625
Loans Received	11	G	3,175	—
Notes	16	G	138,193	78,718

Total			141,368	98,343

Non-current	Notes	Schedules	12.31.12	12.31.11
Notes	16	G	78,075	116,508

Total			78,075	116,508

NOTE 5. SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

As of December 31, 2012 and December 31, 2011, the breakdown of the account was as follows:

Current	Notes	Schedules	12.31.12	12.31.11
Argentine Integrated Social Security System (S.I.P.A.)			226	175
Provision for Bonuses			776	795
Provision for Retirement Insurance			835	858
Provision for Directors’ and Syndics’ Fees			116	790
Others			6	12

Total			1,959	2,630

NOTE 6. TAX LIABILITIES

As of December 31, 2012 and December 31, 2011, the breakdown of the account was as follows:

Current	Notes	Schedules	12.31.12	12.31.11
Income Tax – Withholdings to Be Deposited			174	119
Value-Added Tax			—	161
Provision for Tax on Personal Property – Substitute Taxpayer			10,283	8,257
Provision for Minimum Presumed Income Tax, Net			761	—

Total			11,218	8,537

NOTE 7. OTHER LIABILITIES

As of December 31, 2012 and December 31, 2011, the breakdown of the account was as follows:

Current	Notes	Schedules	12.31.12	12.31.11
Sundry Creditors			12	5
Provision for Expenses	11	G	3,038	2,691
Balance of Futures Contracts to be Settled	15		—	3,184
Guarantee Deposit of Directors			3	3

Total			3,053	5,883

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT.

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Non-current	Notes	Schedules	12.31.12	12.31.11
Guarantee Deposit of Directors			6	6

Total			6	6

NOTE 8. CAPITAL STATUS

The capital status as of December 31, 2012 and December 31, 2011 was as follows:

Capital Stock Issued, Subscribed, Paid-in and Registered	Face Value	Restated at Constant Currency
Balances as of 12.31.11	1,241,407	1,519,538
Balances as of 12.31.12	1,241,407	1,519,538

NOTE 9. ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

As of December 31, 2012, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was as follows:

	Investments	Other Receivables	Financial Debt	Salaries and Social Security Contributions	Tax Liabilities	Other Liabilities
1st Quarter (*)	11,574	25,741	8,104	1,852	935	602
2nd Quarter (*)	—	10,285	133,264	107	10,283	2,451
3rd Quarter (*)	—	7	—	—	—	—
4th Quarter (*)	—	63	—	—	—	—
After One Year (*)	—	52,913	78,075	—	—	6

Subtotal Falling Due	11,574	89,009	219,443	1,959	11,218	3,059
No Set Due Date	5,003,410	1	—	—	—	—
Past Due	—	—	—	—	—	—

Total	5,014,984	89,010	219,443	1,959	11,218	3,059

Non-interest Bearing	5,007,731	34,266	—	1,959	11,218	3,059
At Variable Rate	3,658	54,744	83,004	—	—	—
At Fixed Rate	3,595	—	136,439	—	—	—

Total	5,014,984	89,010	219,443	1,959	11,218	3,059

(*)	From the closing date of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT.

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 10. EQUITY INVESTMENTS

The breakdown of the Company’s direct equity investments as of December 31, 2012 and December 31, 2011 was as follows:

Information as of:	12.31.12
	Direct Holding
	Shares		Percentage of Equity Investment Held in
Issuing Company	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,814,765	94.929658	94.929661
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.000000	3.000000
Galicia Warrants S.A.	Ordinary	875,000	87.500000	87.500000
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337

(*)	Ordinary shares A and B.

Information as of:	12.31.11
	Direct Holding
	Shares		Percentage of Equity Investment Held in
Issuing Company	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,314,765	94.840741	94.840745
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.000000	3.000000
Galicia Warrants S.A.	Ordinary	175,000	87.500000	87.500000
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.000000	100.000000
GV Mandataria de Valores S.A. (In liquidation)	Ordinary	10,800	90.000000	90.000000
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337

(*)	Ordinary shares A and B.

The controlled companies’ financial position and results of operations as of December 31, 2012 and December 31, 2011 are as follows:

Information as of:	12.31.12
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	52,556,641	47,652,692	4,903,949	1,301,114
Compañía Financiera Argentina S.A.	3,198,124	2,227,515	970,609	213,342
Galicia Warrants S.A.	38,838	18,405	20,433	7,876
Net Investment S.A.	161	19	142	(12)
Sudamericana Holding S.A.	213,406	22,285	191,121	66,313

Information as of:	12.31.11
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	43,324,590	39,721,766	3,602,824	1,107,262
Compañía Financiera Argentina S.A.	2,302,880	1,369,273	933,607	220,425
Galicia Warrants S.A.	33,442	16,441	17,001	4,556
Galval Agente de Valores S.A.	5,175	1,448	3,727	(5,220)
GV Mandataria de Valores S.A. (In liquidation)	672	185	487	(736)
Net Investment S.A.	161	7	154	(31)
Sudamericana Holding S.A.	135,809	737	135,072	41,100

On August 29, 2012, Galval Agente de Valores S.A. transferred 10% of the capital stock of GV Mandataria de Valores S.A. (in liquidation) to Grupo Financiero Galicia S.A., thus the latter being the only shareholder.

On November 12, 2012, the General Extraordinary Shareholders’ Meeting of GV Mandataria de Valores S.A. (in liquidation) approved the proposal for the dissolution and later liquidation of the company due to the reduction of shareholders to only one, in compliance with Section 94, Subsection 8, of the Corporations Law No. 19550.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT.

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Consequently, GV Mandataria de Valores S.A. (in liquidation) is undergoing a liquidation process, taking all the necessary steps for the payment of liabilities and the sale of assets.

On September 4, 2012, Grupo Financiero Galicia S.A.’s Board of Directors resolved to approve the sale of 100% of its interest in Galval Agente de Valores S.A., a company incorporated in Uruguay. The transaction is subject to the authorization of the Uruguayan Central Bank, through the Superintendence of Financial Services.

NOTE 11. SECTION 33 OF LAW 19550—CORPORATIONS LAW

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

BANCO DE GALICIA Y BUENOS AIRES S.A.

Assets	Notes	Schedules	12.31.12	12.31.11
Cash and Due from Banks – Checking Accounts	2		132	228
Investments – Special Checking Account		D	433	1
Other Receivables – Promissory Notes Receivable	3	G	54,744	45,385
Other Receivables – Balance of Futures Contracts to be Settled	3 and 15		2,170	—

Total			57,479	45,614

Liabilities	Notes	Schedules	12.31.12	12.31.11
Other Liabilities – Provision for Expenses	7		411	288

Total			411	288

Memorandum Accounts	Notes	Schedules	12.31.12	12.31.11
Forward Purchase of Foreign Currency without Delivery of the Underlying Asset	15		68,842	—

Total			68,842	—

Income	Notes	Schedules	12.31.12	12.31.11
Financial Income – Interest on Promissory Notes Receivable			2,884	2,956
Financial Income – Interest on Time Deposits			232	1,106
Financial Income – Exchange-rate Difference			2,170	—

Total			5,286	4,062

Expenses	Notes	Schedules	12.31.12	12.31.11
Administrative Expenses		H
Trademark Lease			1,533	1,394
Bank Expenses			11	7
General Expenses			1,213	474
Financial Income – Interest on Financial Debt			934	—

Total			3,691	1,875

GALVAL AGENTE DE VALORES S.A.

Liabilities	Notes	Schedules	12.31.12	12.31.11
Other Liabilities – Provision for Expenses	7	G	—	17

Total			—	17

Expenses	Notes	Schedules	12.31.12	12.31.11
Administrative Expenses		H
General Expenses			32	70

Total			32	70

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT.

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

SUDAMERICANA HOLDING S.A.

Assets	Notes	Schedules	12.31.12	12.31.11
Other Receivables – Sundry Debtors	3		20,382	—

Total			20,382	—

Expenses	Notes	Schedules	12.31.12	12.31.11
Financial Income – Interest on Financial Debt			753	—

Total			753	—

TARJETAS REGIONALES S.A.

Liabilities	Notes	Schedules	12.31.12	12.31.11
Financial Debt – Loans Received	4	G	3,175	—

Total			3,175	—

Expenses	Notes	Schedules	12.31.12	12.31.11
Financial Income – Interest on Financial Debt			693	—

Total			693	—

NOTE 12. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Corporations Law, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

NOTE 13. INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets	Tax Loss Carry- forwards	Other Receivables	Other Liabilities	Total
Balances as of 12.31.10	6,662	1,673	—	8,335
Charge to Income	9,823	(128)	(13)	9,682
Others	—	—	13	13

Balances as of 12.31.11	16,485	1,545	—	18,030
Charge to Income	13,497	260	—	13,757

Balances as of 12.31.12	29,982	1,805	—	31,787

Liabilities	Fixed Assets	Financial Debt	Total
Balances as of 12.31.10	7	632	639
Charge to Income	(11)	(331)	(342)
Others	114	—	114

Balances as of 12.31.11	110	301	411
Charge to Income	3	(216)	(213)

Balances as of 12.31.12	113	85	198

Net deferred tax assets as of December 31, 2012 and December 31, 2011 amount to $ 31,589 and $ 17,619, respectively.

A provision for the deferred tax asset has been fully recorded, since it is supposed that the recovery thereof is not likely at the issuance date of these financial statements. See Schedule E.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT.

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Tax loss carry-forwards recorded by the Company, pending use, amount to approximately $ 85,659, pursuant to the following breakdown:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2010	19,035	2015	6,662
2011	28,062	2016	9,823
2012	38,562	2017	13,497

The classification of net deferred tax assets and liabilities recorded in accordance with their expected term of turn-around is shown in Note 9.

The following table shows the reconciliation of income tax charged to income to that which would result from applying the tax rate in force to the book income before tax:

	12.31.12	12.31.11
Book Income Before Income Tax	1,336,215	1,107,876
Income Tax Rate in Force	35%	35%

Result for the Fiscal Year at the Tax Rate	467,675	387,757
Permanent Differences at the Tax Rate
Increase in Income Tax
Expenses not Included in Tax Return	6,491	6,733
Other Causes	1,279	1,092
Decrease in Income Tax
Loss on Investments in Related Institutions	(489,392)	(403,475)
Other Causes	(23)	(2,131)
Allowance for Impairment of Value (Schedule E)	13,970	10,957

Total Income Tax Charge Recorded – Loss	—	933

The following table shows the reconciliation of tax charged to income to tax determined for the fiscal year for tax purposes:

	12.31.12	12.31.11
Total Income Tax Charge Recorded – Loss	—	933
Temporary Differences
Variation in Deferred Tax Assets	13,757	9,682
Variation in Deferred Tax Liabilities	213	342
Allowance for Impairment of Value (Schedule E)	(13,970)	(10,957)

Total Tax Determined for Tax Purposes	—	—

NOTE 14. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of December 31, 2012 and December 31, 2011:

	12.31.12	12.31.11
Income for the Fiscal Year	1,336,215	1,106,943
Outstanding Ordinary Shares Weighted Average	1,241,407	1,241,407
Diluted Ordinary Shares Weighted Average	1,241,407	1,241,407
Earnings per Ordinary Share
Basic	1.0764	0.8917
Diluted	1.0764	0.8917

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT.

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 15: DERIVATIVE INSTRUMENTS

The Company enters into forward foreign currency hedge contracts with the purpose of covering the risk associated with the exchange rate exposure of financial debts in U.S. Dollars.

The Company’s purpose when entering into these contracts is to reduce its exposure to U.S. Dollar fluctuations and denominate its future commitments in Pesos.

As of December 31, 2012, the following purchase contracts entered into with Banco de Galicia y Buenos Aires S.A. are outstanding:

Reference Foreign Currency		Amount in the Reference Foreign Currency (In Thousands)	Forward Exchange Rate ($ for US$)	Exchange Rate for Settlement		Settlement Date
US$	(1)	5,000	4.9900	B.C.R.A.	(2)	03/27/2013
US$	(1)	5,000	4.9900	B.C.R.A.	(2)	03/27/2013
US$	(1)	4,000	4.9900	B.C.R.A.	(2)	03/27/2013

(1)	U.S. Dollars.
(2)	Reference exchange rate set by the Argentine Central Bank. (Communiqué “A” 3500).

As of December 31, 2011, purchase contracts were entered into with another non-controlled financial institution for the amount of US$ 28,000.

Settlement of this transaction on the agreed date shall be carried out without the physical delivery of the currency by compensation or difference between the spot exchange rate for settlement and the forward exchange rate.

The Company has not entered into contracts regarding derivatives for speculative purposes.

NOTE 16. GLOBAL PROGRAM FOR THE ISSUANCE OF NOTES

On March 9, 2009, the General Ordinary Shareholders’ Meeting approved the creation of a Global Program for the Issuance of Simple Notes, not convertible into shares. Such Notes may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated or else may be in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$ 60,000 (sixty million U.S. Dollars) or the equivalent thereof in another currency.

The maximum term of the program shall be five years as from the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to regulations in force.

The Notes may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the Program is outstanding, with the possibility to re-issue the amortized classes and/or series without exceeding the Program’s total amount, and notwithstanding the fact that the maturity dates of the different classes and/or series issued occur after the Program’s expiration date, with amortization terms not shorter than the minimum term or longer than the maximum term permitted by the regulations set forth by the C.N.V., among other terms.

By means of Resolution No. 16113 dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the Global Program. On May 8, 2009, together with the release of such conditions, the C.N.V. approved the Price Supplement of the Class I Series I and II Notes of US$ 45,000.

On June 4, 2009, Series I and II corresponding to Class I Notes were issued.

On May 30, 2010, US$ 34,404 of Class I Series I Notes were redeemed.

On May 25, 2011, US$ 11,249 of Class I Series II Notes were redeemed.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT.

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

On May 7, 2010, the C.N.V. authorized, within the existing Global Program, the issuance of Class II Series I, II and III Notes for US$ 45,000.

On June 8, 2010, Series II and III corresponding to Class II Notes were issued, the main terms of which are described as follows:

Series No.	F.V. Amount (In Thousands of US$)	Issuance Price (In Thousands of US$)	Term (in days)	Maturity Date	Interest Rate	Book Value $
						12.31.12	12.31.11
II	18,143	0.10182	721	05.29.12	8%	—	78,718
III	26,857	0.10128	1078	05.21.13	9%	133,264	116,508

The Shareholders’ Meeting held on April 14, 2010 approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Notes, which was later confirmed by the Company’s Shareholders’ Meeting held on August 2, 2012. Therefore, the maximum amount of the Global Program, which currently is of up to US$ 60,000 or its equivalent in any other currency, shall be of up to US$ 100,000 or its equivalent in any other currency.

On April 19, 2012, the Company’s Board of Directors decided to begin the proceedings to update the Prospectus Related to the Global Program for the Issuance of Simple Short-, Mid- and/or Long-term Notes for a maximum face value of up to US$ 60,000 or the equivalent thereof in other currencies.

On August 2, 2012, the Extraordinary Shareholders’ Meeting ratified the powers vested in the Board of Directors to issue notes under the Global Program for the Issuance of Short-, Mid- and/or Long-term Simple Notes for a maximum outstanding face value of up to US$ 60,000 or its equivalent in other currencies. In exercising the powers vested, on the abovementioned date Grupo Financiero Galicia S.A.’s Board of Directors resolved to approve the issuance of Class III Notes for a total global maximum face value of up to $ 60,000, which may increase up to $ 80,000, to be issued under the program and under the terms set forth in the applicable Price Supplement.

On August 8, 2012, the C.N.V. resolved to authorize the issuance of Class III Notes for a total global maximum face value of up to $ 60,000, which may increase up to $ 80,000, under the terms set forth in the applicable Price Supplement. Such notes were issued under the Global Program for the Issuance of Short-, Mid- and/or Long-term Simple Notes for a maximum outstanding face value of up to US$ 60,000 or its equivalent in other currencies.

On August 28, 2012, Class III Notes were issued, the main characteristics of which are described as follows:

	F.V. Amount				Book Value $
Class	(In Thousands of $)	Term	Maturity Date	Interest Rate	12.31.12	12.31.11
III	78,075	18 months	02.28.14	Variable Badlar Rate + 3.59%	83,004	—

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – FIXED ASSETS AND INVESTMENTS IN ASSETS OF A SIMILAR NATURE

BALANCE SHEET AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos

Main Account	At Beginning of Fiscal Year	Increases	Decreases	Balance at Period-end	Depreciation					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Fiscal Year	Accumulated at Period- end
Real Estate	918	—	—	918	162	—	2	16	178	740	756
Furniture and Fixtures	220	2	—	222	219	—	20	1	220	2	1
Machines and Equipment	728	186	—	914	474	—	20	79	553	361	254
Vehicles	236	—	—	236	60	—	20	48	108	128	176
Hardware	297	118	—	415	269	—	20	18	287	128	28

Totals as of 12.31.12	2,399	306	—	2,705	1,184	—		162	1,346	1,359	—

Totals as of 12.31.11	2,103	296	—	2,399	1,055	—		129	1,184	—	1,215

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – GOODWILL

BALANCE SHEET AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos

Main Account	At Beginning of Fiscal Year	Increases	Decreases	Balance at Period-end	Depreciation					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Fiscal Year	Accumulated at Period- end
Goodwill (Schedule C)	17,190	—	—	17,190	6,363	—	10	1,939	8,302	8,888	10,827

Totals as of 12.31.12	17,190	—	—	17,190	6,363	—		1,939	8,302	8,888	—

Totals as of 12.31.11	17,190	—	—	17,190	4,424	—		1,939	6,363	—	10,827

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS

BALANCE SHEET AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos

Issuance and Characteristics of the Securities	Class		Face Value		Amount	Acquisition Cost	Market Price	Equity Method	Book Value as of 12.31.12	Book Value as of 12.31.11
Current Investments
Government and Corporate Securities (Schedule G)	Boden 2015		US$	0.001	720,000	4,248	4,432	—	4,432	—
Allowance for Impairment of Value of Government and Corporate Securities (*)									(1,180)	—
Unlisted Shares:
GV Mandataria de Valores S.A. (In liquidation)	Ordinary			0.001	12,000	38	—	21	21	—
Galval Agente de Valores S.A. (Schedule G)	Ordinary			0.001	5,334,467	18,868	—	4,178	4,178
Allowance for Impairment of Value of Shares (*)									(311)	—

Total Current Investments						23,154	4,432	4,199	7,140	—

Non-current Investments
Corporations. Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control (**)
Banco de Galicia y Buenos Aires S.A.	Ord. “A”			0.001	101
	Ord. “B”			0.001	533,814,664
					533,814,765	3,039,260	4,377,281	4,786,320	4,786,320	3,497,482
	Goodwill	(***)				17,190	—	—	8,888	10,827
Compañía Financiera Argentina S.A.	Ordinary			0.001	16,726,875	25,669	—	29,118	29,118	28,008
Galicia Warrants S.A.	Ordinary			0.001	875,000	11,829	—	17,889	17,889	14,886
Galval Agente de Valores S.A. (Schedule G)	Ordinary			0.001	5,334,467	18,868	—	—	—	3,693
GV Mandataria de Valores S.A. (In liquidation)	Ordinary			0.001	12,000	38	—	—	—	438
Net Investment S.A.	Ordinary			0.001	10,500	22,341	—	124	124	135
Sudamericana Holding S.A.	Ordinary			0.001	162,447	42,918	—	161,071	161,071	111,946

Total Non-current Investments						3,178,113	4,377,281	4,994,522	5,003,410	3,667,415

(*)	See Schedule E.
(**)	See Note 10.
(***)	See Schedule B.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS (CONTINUED)

BALANCE SHEET AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos

	Information on the Issuing Companies Latest Financial Statements (*)
Issuance and Characteristics of the Securities	Principal Line of Business	Date	Capital Stock	Net Income		Shareholders’ Equity	Percentage of Equity Held in the Capital Stock
Non-current Investments
Corporations. Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control
Banco de Galicia y Buenos Aires S.A.	Financial Activities	12.31.12	562,327	1,301,114		4,903,949	94.929658
Compañía Financiera Argentina S.A.	Financial Activities	12.31.12	557,563	213,342		970,609	3.000000
Galicia Warrants S.A.	Issuance of Warrants	12.31.12	1,000	7,876		20,433	87.500000
Net Investment S.A.	Information Technology	12.31.12	12	(12)		142	87.500000
Sudamericana Holding S.A.	Financial and Investment Activities	12.31.12	186	66,313	(**)	191,121	87.500337

(*)	See Note 10.
(**)	For the six-month period ended December 31, 2012.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE D – OTHER INVESTMENTS

BALANCE SHEET AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos

Main Account and Characteristics	Notes	Schedules	12.31.12	12.31.11
Current Investments (*)
Deposits in Special Checking Accounts	11	G	776	55,938
Mutual Funds			3,658	3,487

Total			4,434	59,425

(*)	Include accrued interest, if applicable.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE E – ALLOWANCES

BALANCE SHEET AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos

Accounts	Balances at Beginning of Fiscal Year	Increases	Decreases	Balances at Fiscal-year End	Balances at the Previous Fiscal Year-end
Deducted from Assets
Impairment of Value of Government and Corporate Securities	—	1,180	—	1,180	—
Impairment of Value of Shares	—	311	—	311	—
Impairment of Value of Tax Loss Carry-forwards	17,619	13,970	—	31,589	17,619
Impairment of Value of Miscellaneous Receivables	—	966	—	966	—
Impairment of Value of Minimum Presumed Income Tax Receivables	2,000	757	—	2,757	2,000

Total as of 12.31.12	19,619	17,184	—	36,803	—

Total as of 12.31.11	9,784	12,016	2,181	—	19,619

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE G – FOREIGN CURRENCY ASSETS AND LIABILITIES

BALANCE SHEET AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos ($), Thousands of U.S. Dollars (US$) and/or Euros (€)

Accounts	Amount and Type of Foreign Currency		Exchange Rate	Amount in Argentine Pesos ($) as of 12.31.12	Amount and Type of Foreign Currency		Amount in Argentine Pesos ($) as of 12.31.11
Assets
Current Assets
Cash and Due from Banks
Cash in Custody in Other Banks	US$	30.10	4.9173	148	US$	147.32	628
Investments
Deposits in Special Checking Accounts	US$	157.62	4.9173	775	US$	13,118.41	55,937
Government and Private Securities	US$	901.23	4.9173	4,432		—	—
Shares	US$	849.65	4.9173	4,178		—	—
Other Receivables
Promissory Notes Receivable	US$	374.81	4.9173	1,843	US$	413.64	1,764

Total Current Assets				11,376			58,329

Non-current Assets
Other Receivables
Promissory Notes Receivable	US$	10,758.06	4.9173	52,901	US$	10,229.98	43,621
Investments
Equity Investments		—	—	—	US$	866.11	3,693

Total Non-current Assets				52,901			47,314

Total Assets				64,277			105,643

Liabilities
Current Liabilities
Financial Debt
Loans Received	US$	645.65	4.9173	3,175		—	—
Notes	US$	27,101.03	4.9173	133,264	US$	18,289.25	78,718
Other Liabilities
Provision for Expenses	US$	264.42	4.9173	1,300	US$	296.54	1,276
Provision for Expenses	€	0.50	6.4918	3	€	0.50	3

Total Current Liabilities				137,742			79,997

Non-current Liabilities
Financial Debt
Notes		—	—	—	US$	27,069.71	116,508

Total Non-current Liabilities				—			116,508

Total Liabilities				137,742			196,505

Memorandum Accounts
Forward Purchase of Foreign Currency	US$	14,000.00	4.9173	68,842	US$	28,000.00	120,512

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE H – INFORMATION REQUIRED BY SECTION 64, SUBSECTION B) OF LAW NO. 19550

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT WITH THE PREVIOUS FISCAL YEAR

Figures Stated in Thousands of Pesos

	Total as of 12.31.12	Administrative Expenses	Total as of 12.31.11
Salaries and Social Security Contributions	8,234	8,234	6,830
Bonuses	1,099	1,099	841
Entertainment, Transportation, and Per Diem	314	314	381
Personnel Services	110	110	68
Training Expenses	95	95	77
Retirement Insurance	950	950	822
Directors’ and Syndics’ Fees	1,835	1,835	1,966
Service Fees	4,633	4,633	4,415
Taxes	3,406	3,406	2,567
Security Services	9	9	9
Insurance	225	225	332
Leases	2	2	3
Stationery and Office Supplies	115	115	68
Electricity and Communications	176	176	137
Maintenance Expenses	44	44	30
Depreciation of Fixed Assets	162	162	129
Bank Charges (*)	26	26	23
Condominium Expenses	68	68	50
General Expenses (*)	1,108	1,108	1,000
Vehicle Expenses	72	72	73
Trademark Lease (*)	77	77	72
Expenses Corresponding to the “Global Program for the Issuance of Notes” (*)	549	549	100

Total	23,309	23,309	19,993

(*)	Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2012 AND ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

NOTE 1. SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS

None.

NOTE 2. SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE FISCAL YEARS.

None.

NOTE 3. CLASSIFICATION OF RECEIVABLES AND DEBTS

a) Receivables: See Note 9 to the financial statements.

b) Debts: See Note 9 to the financial statements.

NOTE 4. CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a) Receivables: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

b) Debts: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

NOTE 5. BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS IN COMPANIES UNDER SECTION 33 OF LAW No. 19550

See Note 10 and Schedule C to the financial statements.

NOTE 6. RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

As of December 31, 2012 and December 31, 2011, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7. PHYSICAL INVENTORY OF INVENTORIES

As of December 31, 2012 and December 31, 2011, the Company did not have any inventories.

NOTE 8. NEGOTIABLE SECURITIES

See Notes 1.C. and 1.D. to the financial statements.

NOTE 9. FIXED ASSETS

See Schedule A to the financial statements.

a) Fixed assets that have been technically appraised:

As of December 31, 2012 and December 31, 2011, the Company did not have any fixed assets that have been technically appraised.

b) Fixed assets not used because they are obsolete:

As of December 31, 2012 and December 31, 2011, the Company did not have any obsolete fixed assets which have a book value.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2012 AND ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

NOTE 10. EQUITY INVESTMENTS

The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

NOTE 11. RECOVERABLE VALUES

As of December 31, 2012 and December 31, 2011, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in taking their value-in-use, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 12. INSURANCE

As of December 31, 2012 and December 31, 2011, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 12.31.12	Book Value as of 12.31.11
Building, Electronic Equipment and/or Office Assets	Fire, Thunderbolt, Explosion and/or Theft	1,479	1,231	1,039
Vehicles	Theft, Robbery, Fire or Total Loss	305	128	176

NOTE 13. POSITIVE AND NEGATIVE CONTINGENCIES

a) Elements used in calculating provisions, the total or partial balances of which exceed two percent of Shareholders’ Equity:

None.

b) Contingencies which, at the date of the financial statements, are not of remote occurrence the effects of which on Shareholders’ Equity have not been given accounting recognition.

As of December 31, 2012 and December 31, 2011, there were no contingencies which are not of remote occurrence and the effects of which on Shareholders’ Equity have not been given accounting recognition.

NOTE 14. IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

a) Status of Capitalization Arrangements:

As of December 31, 2012 and December 31, 2011, there were no irrevocable contributions towards future share subscriptions.

b) Cumulative unpaid dividends on preferred shares:

As of December 31, 2012 and December 31, 2011, there were no cumulative unpaid dividends on preferred shares.

NOTE 15: RESTRICTIONS ON THE DISTRIBUTION OF UNAPPROPRIATED RETAINED EARNINGS

See Note 12 to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2012 AND ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Pursuant to the provisions of the Rules regarding Accounting Documentation of the Córdoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS

a) Receivables:

1) See Note 9 to the financial statements.

2) See Notes 3 and 9 to the financial statements.

3) As of December 31, 2012 and December 31, 2011, the Company had not set up any allowances.

b) Inventories:

As of December 31, 2012 and December 31, 2011, the Company did not have any inventories.

B. NON-CURRENT ASSETS

a) Receivables:

See Schedule E.

b) Inventories:

As of December 31, 2012 and December 31, 2011, the Company did not have any inventories.

c) Investments:

See Note 10 and Schedule C to the financial statements.

d) Fixed Assets:

1) As of December 31, 2012 and December 31, 2011, the Company did not have any fixed assets that have been technically appraised.

2) As of December 31, 2012 and December 31, 2011, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible Assets:

1) See Note 1.D, and Schedules B and C to the financial statements.

2) As of December 31, 2012 and December 31, 2011, there were no deferred charges.

C. CURRENT LIABILITIES

a) Liabilities:

1) See Note 9 to the financial statements.

2) See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. PROVISIONS

See Schedule E.

E. FOREIGN CURRENCY ASSETS AND LIABILITIES

See Note 1.B. and Schedule G to the financial statements.

F. SHAREHOLDERS’ EQUITY

1) As of December 31, 2012 and December 31, 2011, the Shareholders’ Equity did not include the “Irrevocable Advances towards Future Share Issues” account.

2) As of December 31, 2012 and December 31, 2011, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2012 AND ENDED DECEMBER 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

G. MISCELLANEOUS

1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

2) See Notes 9 and 11 to the financial statements.

3) As of December 31, 2012 and December 31, 2011, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 11 to the financial statements.

5) As of December 31, 2012 and December 31, 2011, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 12.31.12	Book Value as of 12.31.11
Building, Electronic Equipment and/or Office Assets	Fire, Thunderbolt, Explosion and/or Theft	1,479	1,231	1,039
Vehicles	Theft, Robbery, Fire or Total Loss	305	128	176

6) As of December 31, 2012 and December 31, 2011, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of December 31, 2012 and December 31, 2011, the Company did not have any receivables including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Autonomous City of Buenos Aires, February 14, 2013

GRUPO FINANCIERO GALICIA S.A.

IMFORMATIVE REVIEW AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$)

Grupo Financiero Galicia S.A.’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.’s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the fiscal year ended December 31, 2012 amounted to $ 1,336,215. This income has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

On April 19, 2012, the Ordinary Shareholders’ Meeting of Grupo Financiero Galicia S.A. resolved to distribute Unappropriated Retained Earnings as of December 31, 2011, and allocated $ 55,347 to Legal Reserve, $ 1,033,844 to Discretionary Reserve and $ 17,752 to Cash Dividends. On April 24, 2012, in compliance with what was approved by the aforementioned General Ordinary Shareholders’ Meeting, the Company’s Board of Directors decided to put at the disposal of the shareholders, from May 9 or at a later date that may be appropriate due to the rules and regulations in force in the jurisdictions where the Company’s shares are listed, the amount of $ 17,752 as cash dividends, corresponding to the fiscal year ended December 31, 2011, amount that represents 1.43 % of the Company’s capital stock.

On August 2, 2012, the Extraordinary Shareholders’ Meeting ratified the powers vested in the Board of Directors to issue notes under the Global Program for the Issuance of Short-, Mid- and/or Long-term Simple Notes for a maximum outstanding face value of up to US$ 60,000 or its equivalent in other currencies. In exercising the powers vested, on the above-mentioned date Grupo Financiero Galicia S.A.’s Board of Directors resolved to approve the issuance of Class III Notes for a total global maximum face value of up to $ 60,000, which may increase up to $ 80,000, to be issued under the program and under the terms set forth in the applicable Price Supplement.

On August 8, 2012, the C.N.V. resolved to authorize the issuance of Class III Notes for a total global maximum face value of up to $ 60,000, which may increase up to $ 80,000, under the terms set forth in the applicable Price Supplement. Such Notes were issued under the Global Program for the Issuance of Short-, Mid- and/or Long-term Simple Notes for a maximum outstanding face value of up to US$ 60,000 or its equivalent in other currencies.

In September 2012, Grupo Financiero Galicia S.A.’s Board of Directors resolved to approve the sale of 100% of its interest in Galval Agente de Valores S.A., a company incorporated in Uruguay. The transaction is subject to the authorization of the Uruguayan Central Bank, through the Superintendence of Financial Services.

On January 18, 2013, César Guido Forcieri tendered his resignation as Director effective January 17, 2013.

GRUPO FINANCIERO GALICIA S.A.

IMFORMATIVE REVIEW AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$)

BALANCE SHEET FIGURES

	12.31.12	12.31.11	12.31.10	12.31.09	12.31.08
Assets
Current Assets	48,074	71,270	29,407	35,612	49,724
Non-current Assets	5,057,683	3,712,252	2,681,753	2,221,503	2,025,000

Total Assets	5,105,757	3,783,522	2,711,160	2,257,115	2,074,724

Liabilities
Current Liabilities	157,598	115,393	61,260	163,377	228,973
Non-current Liabilities	78,081	116,514	180,400	41,199	6

Total Liabilities	235,679	231,907	241,660	204,576	228,979

Shareholders’ Equity	4,870,078	3,551,615	2,469,500	2,052,539	1,845,745

Total	5,105,757	3,783,522	2,711,160	2,257,115	2,074,724

INCOME STATEMENT

	12.31.12	12.31.11	12.31.10	12.31.09	12.31.08
Operating Income from Recurring Operations	1,373,595	1,133,128	449,113	163,262	203,549
Financial Income (Loss)	(35,713)	(31,751)	(41,941)	90,357	(27,783)
Other Income and Expenses	(1,667)	6,499	1,758	409	(1,032)

Net Operating Income	1,336,215	1,107,876	408,930	254,028	174,734

Income Tax	—	(933)	(29)	(24,753)	2,085

Net Income	1,336,215	1,106,943	408,901	229,275	176,819

RATIOS

	12.31.12	12.31.11	12.31.10	12.31.09	12.31.08
Liquidity	0.30504	0.61763	0.48004	0.21797	0.21716
Solvency	20.66403	15.31482	10.21890	10.03314	8.06076
Capital Assets	0.99058	0.98116	0.98915	0.98422	0.97603
Profitability	0.30788	0.35804	0.18155	0.11550	0.10006

The Company’s individual financial statements have been considered in order to disclose the Balance Sheet figures and Income Statement figures, as the consolidated financial statements are presented in line with the provisions of Communiqué “A” 3147 of the Argentine Central Bank and supplementary regulations regarding financial reporting requirements for the publication of annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

GRUPO FINANCIERO GALICIA S.A.

IMFORMATIVE REVIEW AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$)

EQUITY INVESTMENTS

BANCO DE GALICIA Y BUENOS AIRES S.A.

Founded in 1905, Banco Galicia is one of the largest private-sector banks in the Argentine financial system, and one of the leading providers of financial services in the country. As a universal bank, through affiliated companies and a variety of distribution channels, Banco Galicia offers a full spectrum of financial services to over 6.6 million customers, both individual and corporate ones.

Banco Galicia operates one of the most extensive and diversified distribution networks of the Argentine private financial sector, offering near 257 points of contact with customers through bank branches and electronic banking facilities, together with 470 points of contact gathered between regional credit-card companies and Compañía Financiera Argentina S.A.

During the fourth quarter of fiscal year 2012, the Bank recorded net income amounting to $ 361.3 million, reaching a $ 1,301.1 million profit at the end of the fiscal year, 17.5% higher when compared to the previous fiscal year.

Net operating income increased 36.4% during the year. Such increase was mainly due to a sustained growth in the volume of intermediation with the private sector.

Banco Galicia’s credit exposure to the private sector amounted to $ 51,180 million, showing a 39.0% growth during the last twelve months. Meanwhile, deposits reached $ 40,275 million, growing 32.1% during the same period.

During fiscal years 2011 and 2012, a reorganization process of the corporate structure of its subsidiaries with supplementary activities was carried out. This fact has not caused the controlling interest by the Bank to be modified.

NET INVESTMENT S.A.

During fiscal years 2009 and 2010, the company entered into agreements for the payment of irrevocable contributions made by its shareholders, determining that such contributions would be used for the absorption of the losses recorded at the end of each of the aforementioned fiscal years.

Taking into consideration the Board of Directors’ search for new business alternatives, in fiscal year 2010 the company subscribed shares belonging to a foreign company that carries out activities related to business development through the Internet. The equity investment held in this company to date represents 0.19% of the capital stock.

The company recorded a $ 12 loss for the fiscal year ended December 31, 2012.

SUDAMERICANA HOLDING S.A.

Sudamericana Holding S.A. is a holding company providing life, retirement, property insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

The insurance business undertaken by the Company is one of the most important aspects of Grupo Financiero Galicia S.A.’s general plan to strengthen its position as a leading financial services provider.

Joint underwriting of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business amounted to $ 938,866 in fiscal year 2012.

As of December 31, 2012, these companies had approximately 6.4 million insured in all their insurance lines.

From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies’ sales.

As a result of this effort, the premium volume for the fourth quarter of 2012 exceeded that for the same period of the previous year by 53.2%.

GRUPO FINANCIERO GALICIA S.A.

IMFORMATIVE REVIEW AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$)

GALICIA WARRANTS S.A.

Galicia Warrants S.A. was established in 1993 and, since then, has become a leading company. It renders services to the financial sector as an additional credit instrument. It also renders a full spectrum of services related to inventory management to the productive sector.

Its shareholders are Grupo Financiero Galicia S.A., which holds an 87.5% equity investment in the company, and Banco de Galicia y Buenos Aires S.A., which holds a 12.5% interest.

The company has its corporate headquarters in Buenos Aires and an office in the city of Tucumán, through which it carries out its transactions in the warrants market and as well includes other services related to our main activity, for different regional economies and geographic areas of the country.

During 2011, the company experienced a significant increase in income due to a higher level of activity in the warrants market and a significant increase in the services rendered through the office located at the North Western Region.

As of December 31, 2012, deposit certificates and warrants issued amounted to $ 424,383, regarding merchandise under custody located throughout the country.

In fiscal year 2012, Galicia Warrants S.A. recorded income from services for $ 23,946. Net income at fiscal year-end was $ 7,876.

GV MANDATARIA DE VALORES S.A. (In liquidation)

On July 16, 2008, GV Mandataria de Valores S.A. (in liquidation) was registered with the Corporation Control Authority.

Since August 29, 2012, the equity investment held by Grupo Financiero Galicia S.A. in this company is 100%.

The Company’s main purpose is to represent, act as agent and carry out other brokerage activities of any sort, both for domestic and foreign companies.

In December 2008, the company entered into an agreement to act as agent of Galval Agente de Valores S.A., which was terminated in May 2012.

During the last quarter of 2011, Grupo Financiero Galicia S.A.’s and Galval Agente de Valores S.A.’s shareholders made irrevocable contributions for the amount of $ 850 and $ 94, respectively, which shall be used to cover the losses related to the adjustments made to the cost structure.

On August 29, 2012, the Company’s shareholders communicated the transfer of Galval Agente de Valores S.A.’s shares to Grupo Financiero Galicia S.A., being the latter the only shareholder of GV Mandataria de Valores S.A. (in liquidation).

Pursuant to the aforementioned, on November 12, 2012, the company’s General Extraordinary Shareholders’ Meeting approved the proposal for the dissolution and later liquidation of the company due to the reduction of shareholders to only one, in compliance with Section 94, Subsection 8, of the Corporations Law No. 19550.

Consequently, GV Mandataria de Valores S.A. (in liquidation) is undergoing a liquidation process, taking all the necessary steps for the payment of liabilities and the sale of assets.

Income from services for the fiscal year ended December 31, 2012 amounted to $ 329, with a net loss of $ 465.

Autonomous City of Buenos Aires, February 14, 2013.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Directors of

Grupo Financiero Galicia S.A.

Tte. Gral. Juan D. Perón 456, 2nd Fl.

Autonomous City of Buenos Aires

1.	In our capacity as members of the Supervisory Syndics’ Committee of Grupo Financiero Galicia S.A., in accordance with the provisions of Section 294, Subsection 5 of the Corporations Law, we have performed an audit of the Inventory and the Balance Sheet of Grupo Financiero Galicia S.A. (the “Company”) as of December 31, 2012, and the related Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows for the fiscal year then ended, as well as supplementary Notes 1 to 16, Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations, and the Informative Review as of that date, which have been submitted by the Company to our consideration. Furthermore, we have examined the consolidated financial statements of Grupo Financiero Galicia S.A. and its controlled companies for the fiscal year ended December 31, 2012, with notes 1 to 39, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company. Our responsibility is to issue a report on said documents.

2.	Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require our examination to be performed in accordance with the professional auditing standards applicable in Argentina and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who submitted their audit report on February 14, 2013. Said review included verifying the work plans and the nature, scope and timing of the procedures applied and of the results of the audit performed by the above-referred professionals. An audit requires auditors to plan and carry out the auditing work in order to obtain reasonable assurance that the financial statements are free of false statements or material errors, and express an opinion on the fairness of the relevant information disclosed in the financial statements. An audit involves examining, on a selective test basis, the evidence supporting the amounts and the information disclosed in the financial statements, an assessment of the applied accounting standards and significant estimates issued by the Company, as well as an evaluation of the general presentation of the financial statements.

Given that it is not the responsibility of the Supervisory Syndics’ Committee to exercise any management control, our examination did not extend to the business criteria and decisions of the different areas of the Company, as these matters are the exclusive responsibility of the Company’s Board of Directors. We also report that, in compliance with the legality control that is part of our field of competence, during this fiscal year we have applied the procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the fiscal year ended December 31, 2012 contain the information required by Section 68 of the Rules and Regulations of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), Section 2 of the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company’s accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

We believe that the work we performed provides a reasonable basis for our opinion.

3.	The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method and preparing the consolidated financial statements of the Company. As mentioned in Note 1.16 to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4.	In our opinion, the financial statements of Grupo Financiero Galicia S.A. fairly present, in all material respects, its financial condition as of December 31, 2012, and the results of its operations, the changes in shareholders’ equity and the cash flows for the fiscal year then ended, and the consolidated financial condition as of December 31, 2012, the consolidated results of their operations and the consolidated cash flows for the fiscal year then ended, in accordance with Argentine Central Bank regulations and, except for what was stated in item 3 above, with professional accounting standards applicable in the Autonomous City of Buenos Aires. In compliance with the legality control that is part of our field of competence, we have no observations to make.

As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the fiscal year ended December 31, 2012, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company’s Board of Directors.

5.	Furthermore, we report the following: a) the accompanying financial statements and the corresponding inventory stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina; b) as called for by Resolution No. 368 of the National Securities Commission concerning the independence of external auditors as well as the quality of the auditing policies applied by them and the Company’s accounting policies, the abovementioned external auditor’s report includes a representation indicating that the auditing standards in force have been observed, which standards include independence requirements, and contains no observations relative to the application of said professional accounting standards, except as mentioned in their report as concerns the application of the rules issued by the Argentine Central Bank, which prevail over the professional accounting standards; c) we have applied the procedures on asset laundering and terrorism financing set forth in the corresponding professional accounting standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, February 14, 2013.

Supervisory Syndics’ Committee

AUDITOR’S REPORT

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Legal Address:

Tte. Gral. Juan D. Perón 456, 2nd Fl.

Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1.	We have performed an audit of the Balance Sheet of Grupo Financiero Galicia S.A. (the “Company”) as of December 31, 2012 and December 31, 2011, and the related Income Statements, Statements of Changes in Shareholders’ Equity and Statements of Cash Flows for the fiscal years then ended, as well as supplementary Notes 1 to 16 and Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the Rules concerning Accounting Documentation of the Cordoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed an audit of the Consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of December 31, 2012 and 2011, and the Consolidated Income Statements and Consolidated Statements of Cash Flows and Cash Equivalents for the fiscal years then ended, together with Notes 1 to 39, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company. Our responsibility is to express an opinion on the financial statements based on the audits we performed.

2.	Our examinations were carried out in accordance with the auditing standards applicable in Argentina, which have been approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“C.P.C.E.C.A.B.A.”). Said auditing standards require auditors to plan and carry out the auditing work in order to obtain reasonable assurance that the financial statements are free of material errors, and express an opinion on the fairness of the relevant information disclosed in the financial statements. An audit involves examining, on a selective test basis, the evidence supporting the amounts and the information disclosed in the financial statements. An auditing process also involves an assessment of the applied accounting standards and significant estimates issued by the Company, as well as an evaluation of the general presentation of the financial statements. We believe that the audits performed provide a reasonable basis for our opinion.

3.	The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method and preparing the consolidated financial statements of the Company. As mentioned in Note 1.16. to the consolidated financial statements, the above-mentioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the Autonomous City of Buenos Aires.

4.	In our opinion:

a)	the financial statements of Grupo Financiero Galicia S.A. fairly present, in all material respects, its financial condition as of December 31, 2012 and December 31, 2011, and the results of its operations, the changes in shareholders’ equity and the cash flows for the fiscal years then ended, in accordance with Argentine Central Bank regulations and, except for the departures from GAAP stated in item 3 above, with professional accounting standards applicable in the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of Grupo Financiero Galicia S.A. and its controlled companies present fairly, in all material respects, their consolidated financial condition as of December 31, 2012 and December 31, 2011, the consolidated results of their operations and the consolidated cash flows for the fiscal years then ended, in accordance with Argentine Central Bank regulations and, except for the departures from GAAP stated in item 3 above, with professional accounting standards applicable in the City of Buenos Aires.

5.	As called for by the regulations in force, we report that:

a)	the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

b)	the financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

c)	we have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and the Informative Review as of December 31, 2012 and December 31, 2011, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company’s Board of Directors.

d)	As of December 31, 2012, Grupo Financiero Galicia S.A.’s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records, amounted to $ 180,816.90, which was not yet due at that date.

e)	as required by Article 4 of General Resolution No. 400 issued by the National Securities Commission, which modifies Article 18 Subarticle e) of Section III.9.1 of the Standards set forth by the C.N.V., we report that the total fee amount Price Waterhouse & Co. S.R.L., Price Waterhouse & Co. Asesores de Empresas S.R.L. and PricewaterhouseCoopers Jurídico Fiscal S.R.L. (hereinafter the three companies as a whole “PwC Argentina”) billed the Company for professional auditing and related services in the fiscal year ended December 31, 2012, represents:

e.1)	99 % of total fees PwC Argentina billed the Company for services in that fiscal year;

e.2)	16 % of total fees PwC Argentina billed the Company and its controlled and related companies for auditing and related services in that fiscal year;

e.3)	14 % of total fees PwC Argentina billed the Company and its controlled and related companies for services in that fiscal year;

f)	as required by Article 2 of General Resolution No. 595 issued by the National Securities Commission, we report that:

f.1)	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities;

f.2)	The investment in Banco de Galicia y Buenos Aires S.A. represents 94% of Grupo Financiero Galicia S.A.’s assets and it is the Company’s main asset.

f.3)	92% of Grupo Financiero Galicia S.A.’s income stems from the equity investment in the Bank mentioned in f.2).

f.4)	Grupo Financiero Galicia S.A. holds a 94.92966% equity percentage in the capital stock, thus having a controlling interest in the Bank mentioned in f.2).

g)	We have applied the procedures on asset laundering and terrorism financing set forth in the corresponding professional accounting standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires

Autonomous City of Buenos Aires, February 14, 2013.

PRICE WATERHOUSE & CO. S.R.L.